03003922

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME 3DM Worldwide Plc

*CURRENT ADDRESS 1 Des Roches Square
Witan Way
Witney
Oxfordshire
OX8 6BE

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

FILE NO. 82- 34765 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: GBS

DAT : 2/20/03

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the contents of this document or the action that you should take, you should immediately consult a person authorised under the Financial Services and Markets Act 2000 who specialises in advising on the acquisition of shares and other securities.

The Directors of the Company, whose names appear on page 3, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors, who have taken all reasonable care to ensure that such is the case, the information contained in this document is in accordance with the facts and there is no omission likely to affect the import of such information.

This document is an Admission Document in relation to the Alternative Investment Market of the London Stock Exchange. It has been drawn up in accordance with the requirements of the Public Offer of Securities Regulations 1995 ("POS Regulations").

Application has been made for the whole of the Ordinary Share capital of the Company and for the Warrants to be admitted to trading on the Alternative Investment Market of the London Stock Exchange ("AIM"). AIM is a market designed primarily for emerging or smaller companies to which a higher investment risk tends to be attached than to larger or more established companies. AIM securities are not admitted to the Official List of the United Kingdom Listing Authority. A prospective investor should be aware of the risks of investing in such companies and should make the decision to invest only after careful consideration and if appropriate, consultation with an independent financial adviser.

The rules of AIM are less demanding than those of the Official List. It is emphasised that no application is being made for admission of these securities to the Official List. Further, London Stock Exchange plc has not itself examined or approved the contents of this document. No application has been made for the Ordinary Shares or the Warrants to be listed on any other recognised investment exchange.

It is expected that dealings in the Ordinary Shares and the Warrants will commence on 23 October 2002.

3DM WORLDWIDE PLC

(Incorporated in England and Wales under the Companies Act 1985. Registered No. 03443456)

ADMISSION TO TRADING ON THE ALTERNATIVE INVESTMENT MARKET

Nominated adviser
Grant Thornton Corporate Finance

Broker
J M Finn & Co

SHARE CAPITAL IMMEDIATELY FOLLOWING ADMISSION

Authorised			*Issued and fully paid*	
Number	*Amount*		*Number*	*Amount*
200,000,000	£5,000,000	Ordinary Shares of 2.5p each	58,912,749	£1,472,819
		Warrants: current exercise price of £1 for conversion to 1 Ordinary Share of 2.5p	17,255,768	

Grant Thornton and J M Finn & Co which are each regulated by the Financial Services Authority, are acting as the Company's nominated adviser and broker respectively for the purposes of the AIM Rules. Grant Thornton's responsibilities as the Company's nominated adviser under the AIM Rules are owed solely to the London Stock Exchange and are not owed to the Company or any Director. Grant Thornton and J M Finn & Co will not be responsible to anyone other than the Company for providing the protections afforded to clients of Grant Thornton or J M Finn & Co or for advising any other person in relation to the contents of this document or any matter referred to herein. Neither Grant Thornton nor J M Finn & Co have authorised the contents of any part of this document for the purposes of Regulation 13 (1) (g) of the POS Regulations and (without limiting the statutory rights of any person to whom this document is issued) no liability whatsoever is accepted by Grant Thornton or J M Finn & Co for the accuracy of any information or opinion contained in this document or for the omission of any material information from this document, for which the Company and the Directors are solely responsible.

The whole of this document should be read. You should be aware that an investment in the Company carries a high degree of risk and prospective investors should consider carefully the risk factors which are set out in Part Three of this document.

CONTENTS

DIRECTORS, SECRETARY AND ADVISERS

Directors	Kenneth Williams Brooks (Chairman) William Frank Widger (US) (Chief Executive) William John Lopshire (US) (Director) The business address for each of the Directors is: Keble House Church End South Leigh Oxfordshire OX29 6UR
Secretary	Oxford Corporate Services Ltd Keble House Church End South Leigh Oxfordshire OX29 6UR
Registered Office	1 Des Roches Square Witan Way Witney Oxfordshire OX28 6BE
Nominated Adviser	Grant Thornton Corporate Finance Melton Street Euston Square London NW1 2EP
Broker	J M Finn & Co Salisbury House London Wall London EC2M 5TA
Reporting Accountants	Solomon Hare Oakfield House Oakfield Grove Clifton Bristol BS8 2BN
Solicitors to the Company	Charles Russell 8-10 New Fetter Lane London EC4A 1RS
Registrars	Capita IRG Plc Bourne House 34 Beckenham Road Beckenham Kent BR3 4TU
Bankers	Barclays Bank PO Box 64 Witney Oxfordshire OX8 7 BA

DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

"Act"	the Companies Act 1985, as amended
"Admission"	admission of the entire issued ordinary share capital of the Company to trading on AIM in accordance with the AIM Rules
"AIM"	the Alternative Investment Market of the London Stock Exchange
"AIM Rules"	the rules applicable to AIM as published by the London Stock Exchange from time to time
"Board" or "Directors"	the directors of the Company
"Company" or "3DM"	3DM Worldwide Plc
"CREST"	the computer based system and procedures which enable title to securities to be evidenced and transferred without a written instrument
"Grant Thornton"	Grant Thornton Corporate Finance
"Group"	the Company and its subsidiaries from time to time within the meaning set out in Section 736 of the Act
"J M Finn"	J M Finn & Co
"J M Finn March Warrant"	the warrant to subscribe up to 500,000 Ordinary Shares granted to J M Finn on 21 March 2002, further details of which are set out in paragraph 6.3 of Part 5
"J M Finn Warrant"	the warrant to subscribe up to 500,000 Ordinary Shares to be granted to J M Finn, further details of which are set out in paragraph 6.4 of Part 5
"Kyrgyz"	The Kyrgyz Republic
"London Stock Exchange"	London Stock Exchange plc
"NASDAQ"	National Association of Securities Dealers Automated Quotation, an electronic stock trading facility operating in the United States of America
"OFEX"	the OFEX market for the trading of securities, managed by OFEX plc
"Ordinary Shares"	ordinary shares of 2.5p each in the capital of the Company
"POS Regulations"	the Public Offers of Securities Regulations 1995
"Ruegg Warrant"	the warrant to subscribe up to 250,000 Ordinary Shares granted to Ruegg & Co. Limited on 21 March 2002, further details of which are set out in paragraph 6.5 of Part 5
"UKLA"	the UK Listing Authority of the Financial Services Authority, acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000
"Warrants"	warrants to subscribe for Ordinary Shares further details of which are set out in paragraph 6.2 of Part 5.

PART 1

INFORMATION ON THE COMPANY

Introduction

The Directors of 3DM believe that the prosperity of businesses in the 21st century will depend increasingly on the successful implementation of innovative technological processes which bring major gains in cost and efficiency and, furthermore, the need for such processes is particularly great in the automobile industry where companies must meet the challenges involved in compliance with increasingly complex environmental and other regulatory requirements.

The Directors also believe that large manufacturers of vehicles look increasingly to their suppliers to be sources of innovative technology. Responding to this opportunity, the Group has positioned itself as an acquirer and developer of intellectual property which can be sold or licensed to other businesses. The Group's intellectual property presently consists of a number of patent pending processing technologies which have applications extending well beyond the automotive industry.

The Company intends to exploit these assets through rights licensing deals, receipts of commissions and such other arrangements as the Directors consider appropriate. More detailed information about these assets is contained in Part Two.

Separately from its intellectual property portfolio, and as a result of its original activities which are described below, the Company has a direct minority interest and an indirect joint venture involvement in a company engaged in textile production in the Kyrgyz Republic. It also has a controlling interest in a Kyrgyz company producing paper goods. As the Group's intellectual property is now the main focus of its activities, the Board will seek to realise value from its Kyrgyz investments by whatever means it considers appropriate, including possibly a trade sale or other form of disposal.

As well as attempting to maximise the value of its existing investments, the Company will draw on the extensive contacts of its Directors and continue to look for opportunities to invest in new technologies which are capable of relatively rapid development and exploitation.

The Company has also entered into placing agreements under which the Company will receive approximately US$4 million, details of which are set out in paragraph 7(b) of Part 5.

Background

The Company was established in September 1997, as CAMCO Corporation Plc, by Ken Brooks and Bill Widger, its Chairman and Chief Executive, respectively, in order to take advantage of the commercial possibilities in parts of Central Asia following the break-up of the Soviet Union. In November that year the Company raised approximately £2 million in order to fund its operations and its shares were admitted to trading on OFEX at the same time. Using a combination of local and international management, the Company secured a management contract to run JSC Kasiet, a major wool processing operation in the Kyrgyz Republic, and also an option to acquire a controlling interest in that business. A further fund raising of nearly £1 million enabled the Company to exercise its option to acquire JSC Kasiet in June 1998. As a separate exercise, the Company also acquired paper and print packaging businesses in Kyrgyz.

Mr Widger has a long experience of international trade and of the automotive industry worldwide. When he first became aware of 3DM Technologies Inc, he recognised the considerable potential of its plastics processes in the manufacture of cars, trucks and other vehicles.

Prior to its acquisition by the Company, 3DM Technologies Inc had developed two such processes. The first of these, which gave the company its name, is a three-dimensional blow-moulding process for making individual components, or whole sub-assemblies, from multiple materials in a single mould.

The second process, Powder Impression Moulding ("PIM"), allows plastics processors to produce high performance plastic components which offer significant weight savings with reduced tooling and assembly costs. PIM also allows components to be produced that are expected to last longer and which are cheaper to recycle than comparable steel parts.

The Company acquired 3DM Technologies Inc. in 2001 for a consideration of approximately £15 million. The consideration was satisfied by the issue of shares and the assumption of a debt of US$4 million, such that the former shareholders of 3DM Technologies Inc. held approximately 49 per cent. of the Company immediately following the acquisition of their company.

The Board concluded that the potential of its acquired technology to create value for shareholders was considerably greater than that of its Kyrgyz operations. The Directors therefore decided to concentrate the Company's efforts on developing that aspect of its business, and changed the Company's name from CAMCO Corporation Plc to 3DM Worldwide Plc to reflect this change in strategy. The Company intends to establish licensing arrangements with plastics processors wishing to exploit the Group's proprietary plastic processing technologies.

The Group is involved in other areas of technology development in the field of automotive production and plastics technology. The Company purchased, for cash and shares, a licence from Transense Technologies Plc which enables the Company to incorporate Transense's tyre pressure technology into wheels and to sub-license this technology in return for a royalty to Transense. Further details on this are set out in Part Two of this Document.

In March 2002, the Company transferred 75 per cent. of Camco Corporation Ltd which has a 69.82 per cent. shareholding in JSC Kasiet into a joint venture management vehicle, Kasiet Holdings Limited (in which the Company has a 33 per cent. interest), retaining only a 25 per cent. direct shareholding in Camco Corporation Ltd. Kasiet Holdings Limited will pay the Company a fee of 10 cents per kilo on total production, with a minimum in a twelve month period of US$100,000. The Company retains ownership of the businesses producing toilet paper and print packaging materials.

The Kyrgyz operations no longer fit the Company's strategy of acquiring, investment in the development of, and realisation of value from, intellectual property. Since the Kyrgyz operations have become marginalised and peripheral to its main activities, the Company expects to sell off these interests in the longer term.

Financial Performance

The Group made a loss of £2.9 million on sales of £647,777 during the year ended 31 December 2001. The loss took account of amortisation of goodwill of £7,031. Of the loss of £2.9 million, £1.2 million was accounted for by JSC Kasiet. As a result of the transfer to Kasiet Holdings Limited of the Company's interest in JSC Kasiet, the Directors do not expect the Group to make a significant loss in respect of its interests in Kyrgyz for the foreseeable future.

During the three months from its acquisition by the Company until 31 December 2001, 3DM Technologies Inc had no turnover, and made a pre-tax loss of £68,685.

During the six months ended 30 June 2002, the Group made a loss of £4.3 million on sales of £232,988. Of this loss, £2.8 million related to a loss on disposal of a subsidiary and amounts written off investments. The Group's Kyrgyz operations lost £483,233 and 3DM Technologies Inc made a loss of £304,202.

Directors and Key Employees

The board presently consists of the following individuals. It should be noted that the Company does not have a finance director as the Company itself undertakes a very limited number of transactions. However, it is intended to appoint a part-time finance director along with one or more non-executive directors in due course.

Ken Brooks, MA aged 46, Executive Chairman, Ken Brooks is a founding partner in the UK law firm BrookStreet des Roches, a practice specializing in company and commercial work. His clients included a number of major international firms and UK public companies. Mr Brooks is a director of a number of other companies involved in a broad range of activities.

Mr Brooks contributes extensive legal expertise and experience in company and commercial matters as well as his extensive range of contacts throughout the UK and many other parts of the world.

Bill Widger aged 65 Chief Executive, Mr Widger has over 40 years experience of manufacturing and service industries, mainly in the automotive sector. Following his graduation from college in 1959, he joined the family-owned business of Tuff-Kote Inc, a supplier of sealants, adhesives and coatings to major motor manufacturers such as Chrysler, General Motors and Ford. Tuff-Kote's sales increased from US$ 2 million in 1960 to US$ 250 million in 1984, and Mr Widger was responsible for developing a network of 4,700 dealers employing 50,000 people in 67 countries. The company was sold to H B Fuller Inc in 1988.

During his time with Tuff-Kote, Mr Widger also set up a number of joint ventures with overseas companies. Later he established SEMMCO, which imported goods from South-East Asia into the USA, and also set up in the UK what was to become, at one time, the largest Domino's Pizza restaurant franchise in Europe.

Bill Lopshire aged 39 Director, Bill Lopshire is an American securities attorney and the Chairman of the main U.S. business, 3DM Technologies Inc. Mr Lopshire makes his legal expertise available to the Group, and is presently co-ordinating the proposed flotation of 3DM Technologies Inc on NASDAQ as described on page 8 below

The following individuals are considered by the Directors to be of particular importance to the management of the Group.

Mario DiNello, President of 3DM Technologies Inc, Mr DiNello has over twenty years experience in the plastics industry, and sits on the boards of several plastics and other related companies. He has been a director of 3DM Technologies Inc since its inception in 1996.

Michael McClear, Chief Financial Officer of 3DM Technologies Inc, Mr McClear is a US certified public accountant who has worked for PricewaterhouseCoopers and Plante Moran, a Detroit based firm of accountants. After leaving public practice, Mr McClear spent two years as the chief financial officer of a fast growing private company, prior to joining 3DM Technologies Inc.

Miguel Linares, Product Engineer and Tooling Specialist, Miguel Linares is an experienced engineer and inventor in his own right. The Directors consider that his expertise in mould design has been invaluable in the development of the Company's PIM technology.

Corporate Governance

As the Company will be admitted to AIM, the Company is not required to comply with the Combined Code on the Principles of Good Governance and Code of Best Practice (the "Combined Code"). However, the Directors support the highest standards of corporate governance and intend to comply as far as practicable with the Combined Code having regard to the Company's size, the international nature of its activities, and its stage of development and resources.

The Company has adopted and will operate a share dealing code for directors and senior executives on the same terms as the Model Code appended to the Listing Rules of the UKLA.

The Directors intend to appoint non-executive directors following Admission and the Company has set up Remuneration and Audit committees with formally delegated duties and responsibilities. These committees presently comprise Mr Brooks and Mr Widger, but will comprise Mr Brooks and the non-executive directors following their appointment.

Dividend Policy

It is the Directors' intention to pay dividends as soon as the Company is generating sufficient and sustainable income from its activities.

Restrictions on Dealing

Each of the Directors and Mrs DiNello, wife of Mario DiNello, has agreed not to dispose of any Ordinary Shares held by them for a period of one year from the date of Admission, other than with the written permission of the Company's broker or in the event of a takeover offer for the whole or part of the issued share capital of the Company or in certain other limited circumstances or death.

Each of the Directors and Mrs DiNello, has agreed that for a further 12 months, they may only dispose of Ordinary Shares through the Company's broker.

CREST

CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by a written instrument. The Ordinary Shares are already admitted to CREST and application has been made for the Warrants to be admitted to CREST. Accordingly, settlement of transactions in the Ordinary Shares and Warrants following Admission may take place within the CREST system if the relevant shareholders so wish.

CREST is a voluntary system and holders of Ordinary Shares and Warrants who wish to receive and retain share and warrant certificates will be able to do so.

Reasons for the Admission

The Directors consider that the international commercial profile and status of the Company will be enhanced by its admission to AIM, a market which they consider has considerable prestige among investors. The

Directors believe that a listing of the Company's shares on AIM is appropriate for a company with interests in several countries and which they expect to be operating in Europe, Asia and the United States.

Current Trading and Prospects

The Directors believe that for the foreseeable future the income from its Kyrgyz businesses will not significantly exceed the annual US$ 100,000 fee income from Kasiet Holdings Limited, as described above. Its other Kyrgyz businesses are making a small profit for the time being.

However the Directors consider that the prospects for the Company's US subsidiary are promising and look to the future with confidence.

NASDAQ

The Company's US subsidiary, 3DM Technologies Inc, intends to seek a listing on NASDAQ. This is intended to be achieved by acquiring control of an existing reporting company under the US Securities and Exchange Act 1934 and concurrently filing a registration statement with the US Securities and Exchange Commission for the flotation of shares. It is expected that this will be accompanied by a fundraising. In connection with this transaction and fundraising it is anticipated that the Company's interest in 3DM Technologies Inc will thereby be reduced to between 90 and 95 per cent. The Group's working capital adequacy statement is not reliant on such fundraising.

PART 2

DETAILED INFORMATION ABOUT THE BUSINESS OF THE COMPANY

1. The 3DM Approach To Technological Innovation

The Directors believe that large manufacturers of cars and trucks depend increasingly on new technologies for their prosperity and even their survival. The issues which the Directors believe are particularly relevant to the automotive industry are:

- fuel economy;
- cost of production;
- safety;
- effect on the environment.

The Directors also believe that the increasing size of Original Equipment Manufacturers ("OEMs") creates a significant obstacle to the development of new technologies. It is the Directors' belief that as companies grow they develop increasingly complicated systems of internal control and regulation which hinder the development of new technologies. Accordingly, such companies are coming to rely increasingly on third party suppliers.

3DM Technologies Inc is not a manufacturing company. It concentrates its resources on developing various processes and technologies that it can license to OEMs and other customers to assist them in securing competitive advantages as well as complying with regulatory requirements.

When new concepts with apparent strong commercial potential are identified, the Company makes an engineering evaluation and assesses technical feasibility. Once it believes a new concept can be developed into a viable technology, the Company looks to form a prototype which, if appropriate, may form the basis of a patent application.

2. 3DM Plastics Technology

3-Dimensional Moulding

It is widely recognised throughout the automotive industry that savings may be achieved by reducing the number of parts per vehicle and per vehicle range.

The Group's 3-dimensional moulding process facilitates the manufacture of complex components or component sub-assemblies of differing materials in a single mould. Multiple extruders are incorporated into a centrifugal accumulator head and the components placed in the mould become securely mutually attached during the moulding process, thereby reducing labour operations and attendant costs.

Protection of the core technology is being prosecuted in a number of countries through the international patent application system.

Powder Impression Moulding

3DM Technologies Inc has developed a proprietary process known as Powder Impression Moulding ("PIM"). This process makes possible the production of high performance lightweight components made predominantly of plastic. The PIM process is the subject of a Patent Cooperation Treaty (PCT) patent application which extends over a number of countries.

PIM involves placing thermoplastic resins together with reinforcing materials inside a mould. Only low pressures and temperatures are involved and it is possible to manufacture large parts economically. Colour may be added to the moulding mix thereby avoiding a second process and the cost of installing and operating pollution control systems associated with conventional secondary painting processes. Conventional painting, in any event, is not as durable as the through-colour system in PIM.

The proprietary PIM process provides a convenient and effective way of incorporating different polymers into the same mould for co-processing together with non-plastic reinforcement and attachment elements. The process entails the use of gravity to feed plastic into the mould and uses tooling which is considerably cheaper than that required to manufacture an equivalent component made of steel.

Overview of the potential for the technology within the automotive market

The PIM process was originally developed as a means for offering cost effective weight reduction for the automotive industry, and the main focus of the PIM process so far has been the motor industry. North

American car and truck production exceeds 15 million vehicles per annum; worldwide it exceeds 50 million. The Directors believe that the potential royalty income is considerable.

3DM Technologies Inc has produced a prototype tipping box for a pick-up truck that is lighter in weight than an equivalent steel box. The Directors believe that other possible applications include composite vehicle underbodies, truck roofs, cabins and trailer-beds.

While the Company has developed a prototype production line, it is not nor does it intend to become a manufacturer of components. Its strategy is to license its technology to preferred component suppliers of major automotive manufacturers. However, it is the intention that all new applications in various industries will be prototyped under the Group's procedures so as to achieve the best production methods and quality of final products, since these are regarded by the Directors as vital for the long term integrity of the PIM process.

Other markets

The Directors believe that the PIM process can be applied very widely. Although most of the Group's efforts to date have concentrated on the development of components for the automotive industry, it has become apparent to the Directors that many applications are possible in other fields. In particular the Directors have identified several possible applications in the construction industry, especially in house building. In fact, the Directors believe it is likely that the Company will receive income from this application before a revenue stream from automotive products commences.

In this field, 3DM Technologies Inc has entered into an agreement to develop a pre-fabricated housing system which will be supplied by the Silkwood Financial Corporation ("Silkwood") to Mexico. In respect of this venture, the first two of an anticipated series of Irrevocable Letters of Credit, in the amount of US$2 million, have been opened in the Company's favour and the Company has drawn down these letters of credit in full; these Letters of Credit are in respect of development work that the Company has agreed to undertake on behalf of Silkwood. Under the terms of the agreement with Silkwood, Silkwood will provide a minimum investment of $500,000 for research and development during the 12 months since the agreement was signed. Once development has been satisfactorily completed, Silkwood will pay a royalty to the Group based upon sales and subject to a minimum of US$ 15 million over a five year period.

Further applications in the construction field include the production of flooring material and scaffolding boards that are stronger and lighter than the existing concrete and wooden equivalents. These products have the advantage that a variety of additional features can be incorporated during moulding.

Other applications under consideration by the Directors include sporting equipment, watercraft and shipping containers and heavy duty packaging for fruit and vegetable producers.

3. Tyre Sensor Technology

Tyre sensors are devices which form part of a system for alerting drivers that tyres are under-inflated. Under-inflated tyres are dangerous and adversely affect fuel economy. After 31 December 2003, the fitting of tyre sensors will be mandatory on all vehicles manufactured in the USA and weighing 10,000 lbs or less and for this reason US-based motor manufacturers need urgently to ensure supplies of these components.

3DM Technologies Inc has signed a non-exclusive license agreement with Transense Technology Plc ("Transense"), which has developed a new type of tyre sensor based on Surface Acoustic Wave technology ("SAW"). Transense has also agreed not to grant a similar license to any company whose primary business is wheel manufacturing, for a period of two years from 1 October 2002. The Directors consider that SAW sensors deliver accurate readings quickly and are small and inexpensive to manufacture. Furthermore, they do not require any batteries for them to work. The Company has also applied for a patent to attach a tyre sensor to a composite plastic wheel. The Company will seek to maximise profit from this license arrangement entering into sub-licensing and other arrangements, focusing on vehicle manufacturers in North America, or to generate income by whatever means the Directors consider appropriate. The license agreement with Transense runs until a material breach by either party.

4. Kyrgyz Operations

The first business in Kyrgyz to come under the control of the Company was JSC Kasiet, a wool processing plant situated at Tokmok, on the ancient Silk Route. The Directors believe that JSC Kasiet is one of the world's largest wool processing plants. It comprises 16 acres of factory space equipped with modern Italian textile processing machinery. JSC Kasiet has traditionally sourced its raw material locally, however it is

increasingly importing wool, principally from Australia, and manufactures for both the small domestic market of about 4 million people, as well as for export. Competition comes mainly from India and Indonesia.

The Company has recently entered into an agreement under which it transferred 75 per cent. of Camco Corporation Ltd which owns a 69.82 per cent. shareholding in JSC Kasiet to Kasiet Holdings Limited, and it was agreed that Kasiet Holdings Limited will manage JSC Kasiet. Apart from management, Kasiet Holdings Limited will provide JSC Kasiet with a working capital injection and will also source orders. Working capital for the operations of Kasiet Holdings Limited will be provided by Etra Lplik, a Turkish company, that owns 67 per cent. of Kasiet Holdings Limited. Kasiet Holdings Limited will pay, or procure that JSC Kasiet will pay, a fee to 3DM of 10 US cents per kilo on total production, with a minimum in a twelve month period of US$100,000. The management agreement with Kasiet Holdings Limited runs until 11 March 2007.

The second most important of the Group's activities in Kyrgyz is a printing business, Printhouse Ltd, a designer and manufacturer of print packaging. The Company also owns Triwid, a manufacturer of toilet paper. Neither of these businesses is yet profitable and together they made a loss of £16,560 on an aggregate turnover of £248,045 in 2001. The Directors are considering a number of ways to optimise value from these investments.

The Kyrgyz operations no longer fit the Company's strategy of acquiring, investment in the development of, and realisation of value from intellectual property. Since the Kyrgyz operations have become marginalised and peripheral to its main activities, the Company expects to sell off these interests in the longer term.

PART 3

RISK FACTORS

In addition to the usual risks associated with an investment in a business at an early stage of development, the Directors believe that, in particular, prospective investors should carefully consider the following risks and uncertainties before making an investment decision regarding the Company. If any of these risks and uncertainties, together with the possible additional risks and uncertainties of which the Directors are currently unaware or which they consider not to be material in relation to the Company's business, actually occur, the Company's business, financial position or operating results could be materially and adversely affected. It should be noted that this list is not exhaustive and that certain other risk factors may apply.

Development of the Company's product portfolio

Research and development of additional technologies will be required, and there can be no assurance that the Company will identify and acquire suitable additional technologies. Furthermore, there can be no assurance that any of the Company's developed technologies will successfully become revenue generating in nature.

Competition

The Company expects competition for its technologies. Competition may come from companies which have greater research, development, marketing, financial and personnel resources than the Company. Competitors may develop a technology that is more effective or economically viable than those developed by the Company. Such activities could render the Company's technology and its use in products obsolete and/ or otherwise uncompetitive.

Protection of patents and proprietary rights

The Company's ability to compete effectively with other companies depends, *inter alia*, on its exploitation of technology. However, there can be no assurance that competitors have not developed or will not develop substantially equivalent information or techniques or otherwise gain access to the Company's technology. The Company currently holds patents and/or patent applications and there can be no assurance that another party may commence proceedings or other litigation seeking to challenge such patent protection. Substantial costs may be incurred if the Company challenges the proprietary rights of others or is required to defend its proprietary rights.

No assurance can also be given that patents will be issued with respect to the Company's applications now pending or which may be applied for in the future, or that the lack of any such future patents will not have a material adverse effect on the Company's ability to develop and market its technologies. Also, no assurance can be given that the Company will develop technologies which are patentable or that patents will be sufficiently broad in their scope to provide protection for the Company's intellectual property rights against third parties. Nor can there be any assurance that claims with respect to any patents which may be issued to the Company would not be asserted by other parties.

The commercial success of the Company will also depend upon non-infringement of patents granted to third parties who may have filed applications or who have obtained, or may obtain, patents relating to technologies which might inhibit the Company's ability to develop and exploit its own technologies. If this is the case, the Company may have to obtain alternative technology or reach commercial terms on the exploitation of other parties' intellectual property rights. There can be no assurance that the Company will be able to obtain alternative technology or, if any licences are required, that the Company will be able to obtain any such licence on commercial favourable terms, if at all. This may have a material adverse effect on the Company.

Much of the Company's know-how and technology may not be patentable, though they may constitute trade secrets. There can be no assurance, however, that the Company will be able to meaningfully protect its trade secrets. To help protect its rights, the Company requires employees, consultants, and advisors to enter into confidentiality agreements. There can be no assurance that these agreements will provide meaningful protection from the Company's trade secrets, know-how or other proprietary information in the event of any unauthorised use or disclosure.

Technology

While prototype components have been made using the Group's proprietary processes, there is no guarantee that full scale commercial production will occur.

Currency and Interest Risk

The Group presents its financial information in sterling and conducts its business in US dollars and Kyrgyz som. As a result, it is subject to foreign currency exchange risk due to exchange movements which will affect the Group's transaction costs and the translation of the results and underlying net assets of its foreign subsidiaries. The Group does not engage in hedging or utilise any other financial instruments to minimise exchange risk and has no intention to implement such arrangements.

The Group has an exposure to interest rate risk and is most vulnerable to changes in the US dollar and Kyrgyz som and sterling interest rates. The Directors utilise a combination of fixed rate and variable rate borrowings to manage this risk but there can be no assurance that the Group would not still be exposed as a result of changes to such interest rates.

Dependence on key personnel

The Company's business is dependent on retaining the services of a small number of key personnel of the appropriate calibre as the business develops. Success of the Company is, and will continue to be to a significant extent, dependent on the expertise and experience of the Directors and senior management and a loss of one or more could have a materially adverse affect on the Company.

Furthermore, the Directors consider that the Company's employees are fundamental to its continued success and as such believe that loyalty and stability will be enhanced through appropriate incentive schemes. However, the Company may have difficulty in retaining and recruiting employees with appropriate skills which are essential to the development of the Company's business.

Liquidity of the Ordinary Shares or of the Warrants

Admission to AIM should not be taken as implying that there will be a more liquid market for the Ordinary Shares or the Warrants. It may be more difficult for an investor to realise his or her investment on AIM than to realise an investment in a Company whose shares are quoted on the Official List. An investment in the Ordinary Shares or the Warrants may therefore, in certain circumstances be difficult to realise.

The price at which investors may realise their holding of Ordinary Shares or of Warrants and the timing of any disposal of them may be influenced by various factors, some of which are specific to the Company and others of which are extraneous. Investors may not get back the whole of their investment

Economic, political, judicial, administrative, taxation or other regulatory factors

The Group may be adversely affected by changes in economic, political, judicial, administrative, taxation or other regulatory factors, in the areas in which the Group will operate and holds its major assets, as well as other unforeseen matters. Furthermore, the business sectors in which the Group operates may be affected by legislative and other regulatory changes which could adversely affect the Group's business. Significant changes in policy towards, and central government legislation in respect of, the industries in which the Group is operating could impact deleteriously on the prospects of the Group.

Short Operating History

The technology side of the business is at a relatively early stage of development and its success will depend largely upon the successful marketing of its existing technologies and the identification and acquisition of further technologies neither of which can be assured.

Business Sectors

The automotive industry worldwide is affected by the global economic climate. Any downturn in production of cars and trucks will reduce potential revenues of the Group and may put pressure on margins. In any event, the adoption by the automotive industry of products using the Group's plastics technology may take a considerable amount of time, in some cases more than 3 years. This will delay the receipt of income and the generation of profits, potentially damaging the value of the Company and its intellectual property.

In addition, the tyre sensor license from Transense Technology Plc is non-exclusive, and other potential licensees may seek to acquire licenses to the possible detriment of the Company's business.

Kyrgyz

The future development of democracy in Kyrgyz is uncertain, and the government's attitude towards foreign investment may change over time. The government of that country may pass laws restricting or curtailing the activities of the Company's Kyrgyz interests. Furthermore,the JSC Kasiet joint venture may fail and the

residual Kyrgyz operations may not make a profit, limiting the income accruing to the Company and it may not be possible to realise value from a disposal of these interests.

Silkwood contract

Royalty income from the Silkwood contract described on page 10 above is dependent on satisfactory completion of product development, and on the financial well-being of Silkwood, neither of which can be guaranteed.

NASDAQ

The proposed flotation on NASDAQ of the Company's subsidiary 3DM Technologies Inc. may cause the Company to incur liabilities as a "Control Person" for any misrepresentations contained in a registration statement filed under the U.S. Securities Act of 1933, as amended.

PART 4

FINANCIAL INFORMATION

(A) ACCOUNTANTS' REPORT ON 3DM WORLDWIDE PLC

The following is the text of a report received from Solomon Hare Chartered Accountants:

"

SOLOMON HARE
CHARTERED ACCOUNTANTS

Oakfield House, Oakfield Grove, Clifton, Bristol BS8 2BN

The Directors
3DM Worldwide plc
Keble House
Church End
South Leigh
Witney
Oxfordshire
OX29 6UR

and

Grant Thornton
Grant Thornton House
Melton Street
Euston Square
London
NW1 2EP

18 October 2002

Dear Sirs

3DM WORLDWIDE PLC ("3DM WORLDWIDE")

We report on the financial information set out below which has been prepared for inclusion in the AIM Admission Document dated 18 October 2002 of 3DM Worldwide ("the Document").

Basis of preparation

The financial information set out below is based on the audited consolidated accounts of 3DM Worldwide and its subsidiaries ("the Group") for the period from 1 October 1998 to 31 December 2001 after making such adjustments as we considered necessary.

The accounts of the Group were audited by us throughout the period under review and we reported without qualification in respect of each financial period. Our audit report in respect of the period ended 31 December 2000 drew attention to the fact that the accounts had been prepared on a going concern basis, the validity of which depended on future funding being available to 3DM Worldwide, but our opinion was not qualified in this respect. Unaudited interim accounts for the six months ended 30 June 2002 have been prepared for the Group and these are reproduced in the Document in which this report is included.

Responsibility

The accounts of the Group are the responsibility of the directors of 3DM Worldwide who approved their issue.

The directors of 3DM Worldwide are responsible for the contents of the Document in which this report is included.

It is our responsibility to compile the financial information set out in our report from the Group's audited accounts, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board. Our work included an assessment of evidence relevant to amounts and disclosures in the financial information. The evidence included that previously obtained by us relating to the audit of the accounts underlying the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the accounts underlying the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

We draw attention to the intangible asset of £15.15 million, which arose as part of the acquisition of 3DM Technologies Inc. on 1 October 2001, as detailed in Note 25 to the financial information.

Opinion

In our opinion the financial information gives, for the purposes of the Document, a true and fair view of the state of affairs of the Group as at the dates stated and of its losses for the periods then ended.

Consent

We consent to the inclusion in the Document of this report and accept responsibility for this report for the purposes of paragraph 45(1)(b) of Schedule 1 to the Public Offers of Securities Regulations 1995.

Consolidated profit and loss accounts

	Note	*15 months ended 31 December 1999 £000*	*Year ended 31 December 2000 £000*	*Year ended 31 December 2001 £000*
Turnover	*1*	1,301	542	648
Cost of sales		(1,803)	(1,273)	(659)
Gross loss		(502)	(731)	(11)
Administrative expenses		(1,245)	(596)	(3,193)
Operating loss	*2*	(1,747)	(1,327)	(3,204)
Interest payable	*5*	(65)	(29)	(20)
Loss on ordinary activities before taxation		(1,812)	(1,356)	(3,224)
Tax on loss on ordinary activities	*6*	—	—	—
Loss on ordinary activities after taxation		(1,812)	(1,356)	(3,224)
Minority interests		607	356	369
Retained loss for the financial period	*7*	(1,205)	(1,000)	(2,855)
Loss per share (pence)	*8*	(21.4)p	(12.4)p	(11.4)p

All of the Group's activities were classed as continuing operations throughout the period.

Statement of total recognised gains and losses

	15 months ended 31 December 1999 £000	*Year ended 31 December 2000 £000*	*Year ended 31 December 2001 £000*
Loss for the financial period	(1,205)	(1,000)	(2,855)
Unrealised surplus on revaluation	—	24	—
Foreign exchange movement	—	—	28
Total recognised loss	(1,205)	(976)	(2,827)

Consolidated balance sheets

	Note	As at 31 December 1999 £000	2000 £000	2001 £000
Fixed assets				
Intangible assets	*9*	—	28	15,152
Tangible assets	*10*	11,263	10,796	9,950
Investments	*11*	1	1	1
		11,264	10,825	25,103
Current assets				
Stocks	*12*	314	258	206
Debtors	*13*	347	99	70
Cash at bank and in hand		—	1	3
		661	358	279
Creditors: amounts falling due within one year	*14*	(819)	(1,201)	(3,624)
Net current liabilities		(158)	(843)	(3,345)
Total assets less current liabilities		11,106	9,982	21,758
Creditors: amounts falling due after more than one year	*15*	(309)	(296)	(288)
		10,797	9,686	21,470
Minority interests		(2,488)	(2,132)	(1,762)
		8,309	7,554	19,708
Capital and reserves				
Called up equity share capital	*19*	311	495	1,389
Share premium account	*20*	3,679	3,716	17,803
Revaluation reserve	*20*	7,746	7,770	7,770
Profit and loss account	*20*	(3,427)	(4,427)	(7,254)
Shareholders' funds	*21*	8,309	7,554	19,708

Consolidated cash flow statements

	Note	15 months ended 31 December 1999 £000	Year ended 31 December 2000 £000	Year ended 31 December 2001 £000
Net cash outflow from operating activities	22	(250)	(81)	(2,600)
Returns on investments and servicing of finance				
Interest paid		(65)	(29)	(20)
Net cash outflow from returns on investments and servicing of finance		(65)	(29)	(20)
Taxation		—	—	—
Capital expenditure				
Purchase of intangible fixed assets		—	—	(100)
Purchase of tangible fixed assets		(439)	(126)	(52)
Sale of tangible fixed assets		—	96	44
Net cash outflow from capital expenditure		(439)	(30)	(108)
Net cash outflow before financing		(754)	(140)	(2,728)
Financing				
Issue of new equity share capital		58	184	279
Share premium on issue of new equity share capital		468	37	2,409
Net cash inflow from financing		526	221	2,688
Increase/(decrease) in net cash in the period	23	(228)	81	(40)

Accounting policies

Basis of accounting

The financial information has been prepared under the historical cost convention, modified to include the revaluation of certain fixed assets, and in accordance with applicable accounting standards.

Going concern

Since the year ended 31 December 2001, the Group has continued to trade but is still not making a profit. The Group is totally dependent on the ability of the Directors to raise further funds to meet future costs.

Basis of consolidation

The consolidated financial information incorporates the financial information of the Company and Group undertakings. These are adjusted, where appropriate, to conform to Group accounting policies. Acquisitions are accounted for under the acquisition method and goodwill on consolidation is capitalised and written off over 5 years from the year of acquisition. The results of companies acquired or disposed of are included in the profit and loss account after or up to the date that control passes respectively.

Turnover

The turnover shown in the profit and loss account represents amounts invoiced during the period, exclusive of value added tax.

Depreciation

Depreciation is calculated so as to write off the cost of an asset, less its estimated residual value, over the useful economic life of that asset as follows:

Freehold property	25 years straight line
Plant and management	15% reducing balance
Fixtures and fittings	25% reducing balance
Motor vehicles	25% reducing balance

The Group reviews the valuation of its plant and machinery annually and, in accordance with Financial Reporting Standard 15, revalues any assets which have a market value materially in excess of book value.

Investments

Unlisted investments are stated at cost less provision for impairment in value.

Stocks

Stocks are valued at the lower of cost and net realisable value, after making due allowance for obsolete and slow moving items.

Work in progress

Work in progress is valued on the basis of direct costs plus attributable overheads based on normal levels of activity. Provision is made for any foreseeable losses where appropriate. No element of profit in included in the valuation of work in progress.

Revaluation reserve

Surpluses and deficits, to the extent that any deficit is regarded as temporary, arising from the valuations of assets are taken directly to the revaluation reserve. Where a permanent diminution in value of an individual asset is identified, the deficit is eliminated first against any revaluation reserve in respect of that asset with any excess being charged to the profit and loss account. Valuation surpluses or deficits realised on sale are transferred from the revaluation reserve to the profit and loss account reserve.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are translated into sterling at the rate of exchange ruling at the date of the transaction. Exchange differences are taken into account in arriving at the operating loss.

For overseas subsidiary undertakings not denominated in sterling, results are translated at the year end rate and differences on exchange relating to the retranslation of the net investment in those overseas undertakings are taken to reserves.

Goodwill

Goodwill arising on acquisitions is capitalised and amortised over its estimated useful life of 5 years. Goodwill on previous years' acquisitions remains written off against reserves as a matter of accounting policy. Should the business to which goodwill relates subsequently be sold, that goodwill is charged or credited to the profit and loss account.

Intellectual property

This intangible asset relates to various developments and patents for plastic blow moulding technology. As these assets relate to separately identifiable projects they will not be depreciated until they are brought into use. They will then be depreciated over the life of the individual patents.

Hire purchase agreements

Assets held under hire purchase agreements are capitalised and disclosed under tangible fixed assets at their fair value. The capital element of the future payments is treated as a liability and the interest is charged to the profit and loss account on a straight line basis.

Notes to the financial information

1. Turnover

The turnover and loss before tax are attributable to the principal activities of the Group, being the management of commercial enterprises in the Kyrgyz Republic. Included in turnover are overseas sales amounting to £648k (2000: £542k; 1999: £1,301k). The Directors have not made a detailed disclosure of overseas sales as they consider it to be prejudicial to the Group's interests.

An analysis of turnover is as follows:

	15 months ended 31 December 1999 £000	*Year ended 31 December 2000 £000*	*Year ended 31 December 2001 £000*
Wool	863	330	400
Printing and soft paper manufacturing	—	212	248
Equipment sales	438	—	—
	1,301	542	648

2. Operating loss

The operating loss is stated after charging/(crediting):

	15 months ended 31 December 1999 £000	*Year ended 31 December 2000 £000*	*Year ended 31 December 2001 £000*
Depreciation — owned assets	1,069	816	911
— financed assets	—	4	3
Profit on sale of assets	—	(70)	(30)
Amortisation	—	7	7
Auditors' remuneration — as auditors	36	36	35
— non audit	82	14	28
Net loss/(profit) on foreign currency translation	(127)	20	33

3. Particulars of employees

The average number of staff employed by the Group during the period was:

	15 months ended 31 December 1999 No.	*Year ended 31 December 2000 No.*	*Year ended 31 December 2001 No.*
Production staff	1,055	1,008	778
Administrative staff	60	68	42
Management staff	63	59	67
	1,178	1,135	887

The aggregate payroll costs of the above were:

	15 months ended 31 December 1999 £000	*Year ended 31 December 2000 £000*	*Year ended 31 December 2001 £000*
Wages and salaries	148	180	231
Social security costs	43	34	41
	191	214	272

4. Directors' emoluments

The Directors' aggregate emoluments in respect of qualifying services were:

	15 months ended 31 December 1999 £000	*Year ended 31 December 2000 £000*	*Year ended 31 December 2001 £000*
Emoluments receivable	19	24	22
Compensation for loss of directorship	—	—	25

Mr A P A Bergne was granted 25,000 share options during the period ended 31 December 2001, 12,500 at an exercise price of 50p and 12,500 at £2.00. These options are exercisable from 1 January 2001 with an expiry date of 31 December 2003. No share options were exercised during the period ended 31 December 2001.

5. Interest payable

	15 months ended 31 December 1999 £000	*Year ended 31 December 2000 £000*	*Year ended 31 December 2001 £000*
Interest payable on bank borrowings	65	29	20

6. Tax on loss on ordinary activities

No tax charge arose during the period under review.

7. Loss for the financial period

The loss dealt with in the account of the parent company was £1,678k (2000: £102k; 1999: £104k).

8. Loss per share

	15 months ended 31 December 1999	*Year ended 31 December 2000*	*Year ended 31 December 2001*
Loss per ordinary share (pence)	(21.4)p	(12.4)p	(11.4)p

The loss per share has been calculated on the net basis on the loss on ordinary activities after taxation and after deduction of minority interests of £(2,855k) (2000: £(1,000k); 1999: £(1,205k)) using the average number of ordinary shares in issue of 25,008,652 (2000: 8,060,160; 1999: 5,638,045).

9. Intangible fixed assets

	Intellectual property *£000*	*Goodwill on consolidation* *£000*	*Total* *£000*
Cost			
At 1 October 1998 and 1 January 2000	—	—	—
Additions	—	35	35
At 31 December 2000	—	35	35
Additions	15,131	—	15,131
At 31 December 2001	15,131	35	15,166
Amortisation			
At 1 October 1998 and 1 January 2000	—	—	—
Charge for the period	—	7	7
At 31 December 2000	—	7	7
Charge for the period	—	7	7
At 31 December 2001	—	14	14
Net book value			
At 31 December 1999	—	—	—
At 31 December 2000	—	28	28
At 31 December 2001	15,131	21	15,152

Further details of the intellectual property acquired in 2001 are included in Note 25.

10. Tangible fixed assets

	Freehold property £000	*Plant and machinery £000*	*Fixtures and fittings £000*	*Motor vehicles £000*	*Total £000*
Cost or valuation					
At 1 October 1998	493	11,936	23	49	12,501
Additions	—	439	—	—	439
At 31 December 1999	493	12,375	23	49	12,940
Additions	41	296	—	17	354
Disposals	—	(73)	(1)	(3)	(77)
Revaluation	—	24	—	—	24
At 31 December 2000	534	12,622	22	63	13,241
Additions	—	50	—	31	81
Disposals	—	(65)	—	—	(65)
At 31 December 2001	534	12,607	22	94	13,257
Depreciation					
At 1 October 1998	109	456	9	34	608
Charge for the period	25	1,034	3	7	1,069
At 31 December 1999	134	1,490	12	41	1,677
Charge for the period	21	791	1	7	820
Eliminated on disposals	—	(49)	(1)	(2)	(52)
At 31 December 2000	155	2,232	12	46	2,445
Charge for the period	26	880	2	6	914
Eliminated on disposal	—	(52)	—	—	(52)
At 31 December 2001	181	3,060	14	52	3,307
Net book value					
At 31 December 1999	359	10,885	11	8	11,263
At 31 December 2000	379	10,390	10	17	10,796
At 31 December 2001	353	9,547	8	42	9,950

Hire purchase agreements

Included within the net book value of £9,950k at 31 December 2001 (2000: £10,796k; 1999: £11,263k) was £9k (2000: £13k; 1999: £nil) relating to assets held under hire purchase agreements. The depreciation charged in the period ended 31 December 2001 in respect of these assets amounted to £3k (2000: £4k; 1999: £nil).

Historical cost

In the period ended 31 December 2000 the Group's plant and machinery was revalued by the Directors to market value. The net book value of the plant and machinery if stated at historical cost less depreciation for the period ended 31 December 2001 would be £816k (2000: £960k) compared to the net book value in the financial information of £9,547k (2000: £10,390k).

11. Investments

	£000
Unlisted investments	
Cost	
At 31 December 1999, 2000 and 2001	8
Provisions	
At 31 December 1999, 2000 and 2001	7
Net book value	
At 31 December 1999, 2000 and 2001	1

Subsidiary undertakings

The Company's subsidiary undertakings as at 31 December 2001 were as follows:

Company	*Country of incorporation*	*Per cent. holding*	*Nature of business*
Camco Trading Limited	England	100	Management of commercial enterprises in Kyrgyz Republic
Camco Corporation Limited	British Virgin Islands	100	Dormant
Camco Group Limited	England	100	Dormant
Camco Investments Limited	Jersey	100	Dormant
JSC Kasiet	Kyrgyz Republic	70	Operation of wool mill
Printhouse Limited	Kyrgyz Republic	95	Printing
A&K Limited	Kyrgyz Republic	100	Dormant
Triwid Limited	Kyrgyz Republic	100	Soft paper production
MMW Limited	Kyrgyz Republic	100	Asset holding company
3DM Technologies Inc.	USA	100	Plastics moulding

In March 2002 the Company transferred 75 per cent. of Camco Corporation Limited, which has a 69.82 per cent. shareholding in JSC Kasiet, into a joint venture management vehicle, Kasiet Holdings Limited, retaining only a 25 per cent. direct shareholding in Camco Corporation Limited. As a result, and as reflected in the Group's interim accounts for the six months ended 30 June 2001, the results and net assets of JSC Kasiet (including tangible assets with a net book value of approximately £9.5 million) will no longer be consolidated as part of the Group's accounts. Instead the 25 per cent. shareholding will be treated as an investment.

12. Stocks

	As at 31 December		
	1999	*2000*	*2001*
	£000	*£000*	*£000*
Raw materials	136	63	12
Work in progress	14	19	26
Finished goods	27	7	6
Wrapping materials	18	13	14
Spare machine parts	119	154	147
Fuel	—	2	1
	314	258	206

13. Debtors

	As at 31 December		
	1999	*2000*	*2001*
	£000	*£000*	*£000*
Trade debtors	18	83	28
VAT recoverable	—	—	17
Other debtors	329	16	25
	347	99	70

14. Creditors: amounts falling due within one year

	As at 31 December		
	1999	*2000*	*2001*
	£000	*£000*	*£000*
Bank loans and overdrafts	170	109	150
Trade creditors	216	371	380
Taxation and social security	21	38	69
Hire purchase agreements	—	5	5
Other creditors	317	532	2,969
Accruals and deferred income	95	146	51
	819	1,201	3,624

15. Creditors: amounts falling due after more than one year

	As at 31 December		
	1999	*2000*	*2001*
	£000	*£000*	*£000*
Loans	309	291	287
Hire purchase agreements	—	5	1
	309	296	288

16. Financial instruments

Debt instruments

All borrowings are stated at the fair value of consideration received after deduction of issue costs. The issue costs and interest payable on loans are charged to the profit and loss account over the life of the loan.

Currency risk

The Group presents its financial information in sterling and conducts its business in US dollars and Kyrgyz som. As a result, it is subject to foreign currency exchange risk due to exchange movements which will affect the Group's transaction costs and the translation of the results and underlying net assets of its foreign subsidiaries. No financial instruments are utilised to manage this risk and currency gains and losses are charged to the profit and loss account as incurred.

Interest risk

The Group has an exposure to interest rate risk and is most vulnerable to changes in the US dollar and Kyrgyz som and sterling interest rates. The Directors utilise a combination of fixed rate and variable rate borrowings to manage this risk.

Liquidity

An analysis of financial liabilities is set out in notes 14 and 15 to the financial information.

Fair value

The Directors consider that the carrying value of the Group's debt is not materially different to its fair value.

17. Commitments under hire purchase agreements

Future commitments under hire purchase agreements were as follows:

	As at 31 December		
	1999	*2000*	*2001*
	£000	*£000*	*£000*
Amounts payable within 1 year	—	5	5
Amounts payable between 2 to 5 years	—	7	2
	—	12	7
Less: interest and finance charges relating to future periods	—	(2)	(1)
	—	10	6

18. Related party transactions

During the period ended 31 December 2001 the Group received a loan of £9k (2000: £27k; 1999: £24k) from and repaid £nil (2000: £13k; 1999: £nil) to Oxford Commercial Services Limited, a company of which K W Brooks is a director and which is ultimately controlled by his wife, Mrs N Brooks. The amount of the loan outstanding at 31 December 2001 was £27k (2000: £18k; 1999: £54k).

During the period ended 31 December 2000 the Group received a loan of £4k (1999: £3k) from Oxford Corporate Service Limited, a company which is ultimately controlled by K W Brook's wife, Mrs N Brooks. The amount of the loan outstanding at 31 December 2001 was £7k (2000: £7k; 1999: £3k).

19. Share capital

		Ordinary shares £000
Authorised share capital		
At 31 December 1999 and 2000:	10,000,000 ordinary shares of 5p each	500
At 31 December 2001:	200,000,000 ordinary shares of 2.5p each	5,000
Allotted, called up and fully paid		
At 1 October 1998		253
Issued in the period		58
At 31 December 1999		311
Issued in the period		184
At 31 December 2000		495
Issued in the period		894
At 31 December 2001		1,389

Changes in share capital

In 2001 the authorised share capital of the Company was increased to £5,000,000 by the creation of 90,000,000 ordinary shares of 5p each.

On 23 October 2001, the 100,000,000 ordinary shares of 5p each then authorised were subdivided into 200,000,000 ordinary shares of 2.5p each.

Further details of shares issued by the Company, share options and warrants are included in Part 5 of the Document.

20. Movement on reserves

	Share premium account £000	*Revaluation reserve £000*	*Profit and loss account £000*
At 1 October 1998	3,211	7,746	(2,222)
Shares issued in the period	468	—	—
Loss for the period	—	—	(1,205)
At 31 December 1999	3,679	7,746	(3,427)
Shares issued in the period	37	—	—
Revaluation	—	24	—
Loss for the period	—	—	(1,000)
At 31 December 2000	3,716	7,770	(4,427)
Shares issued in the period	14,087	—	—
Foreign exchange movement	—	—	28
Loss for the period	—	—	(2,855)
At 31 December 2001	17,803	7,770	(7,254)

21. Reconciliation of movements in shareholders' funds

	15 months ended 31 December 1999 £000	*Year ended 31 December 2000 £000*	*Year ended 31 December 2001 £000*
Equity shareholders' funds			
Loss for the period	(1,205)	(1,000)	(2,855)
New shares issued	526	221	14,981
Net movement in equity	(679)	(779)	12,126
Shareholders' funds			
Movement in reserves	—	24	28
Opening equity shareholders' funds	8,988	8,309	7,554
Closing equity shareholders' funds	8,309	7,554	19,708

22. Reconciliation of operating losses to net cash flow

	15 months ended 31 December 1999 £000	*Year ended 31 December 2000 £000*	*Year ended 31 December 2001 £000*
Operating loss	(1,747)	(1,327)	(3,204)
Depreciation	1,069	820	914
Amortisation	—	7	7
Provision against investments	6	—	—
Profit on sale of assets	—	(70)	(30)
Decrease/(increase) in stocks	557	56	52
Decrease/(increase) in debtors	31	252	29
Increase/(decrease) in creditors	(166)	181	(368)
Net cash outflow from operating activities	(250)	(81)	(2,600)

23. Reconciliation of net cash flows to movements in net debt

	15 months ended 31 December 1999 £000	*Year ended 31 December 2000 £000*	*Year ended 31 December 2001 £000*
Decrease/(increase) in cash in the period	(228)	81	(40)
Increase in cash on acquisition of subsidiary	—	—	5
Movement in net debt in the period	(228)	81	(35)
Net debt at start of period	(251)	(479)	(398)
Net debt at end of period	(479)	(398)	(433)

24. Analysis of changes in net debt

	Cash at bank £000	*Overdrafts and loans £000*	*Debt £000*	*Total £000*
At 1 October 1998	131	—	(382)	(251)
Cash flows	(131)	(170)	73	(228)
At 31 December 1999	—	(170)	(309)	(479)
Cash flows	1	80	—	81
Other changes	—	(19)	19	—
At 31 December 2000	1	(109)	(290)	(398)
Cash flows	2	(37)	—	(35)
Other changes	—	(4)	4	—
At 31 December 2001	3	(150)	(286)	(433)

As described in Note 25, 3DM Technologies Inc. was acquired by the Company in October 2001 for a non-cash consideration.

25. Acquisitions of subsidiaries

On 1 October 2001 3DM Worldwide acquired a subsidiary, namely 3DM Technologies Inc. Details of the acquisition were as follows:

	Book value £000	*Fair value adjustment £000*	*Fair value £000*
Tangible fixed assets	11	—	11
Cash at bank and in hand	5	—	5
Creditors	(2,745)	—	(2,745)
Net liabilities acquired	(2,729)	—	(2,729)
Intellectual property	2,720	12,301	15,021
	(9)	12,301	12,292
Satisfied by:			
24,584,797 ordinary shares of 2.5p in the Company issued at 50p each			12,292

The new acquisition had only been trading for a short time prior to becoming a subsidiary of the Group and no goodwill arose. The uplift in value of the acquisition relates wholly to the intellectual property of 3DM Technologies Inc. The intellectual property relates to various developments and patents which relate to plastic blow mould technology. Because these relate to identifiable projects these assets will not be depreciated until they are bought into use and then depreciated over the life of the patent.

Cash flows of acquired subsidiary

Included within the cash flow statement for the period ended 31 December 2001 are the following cash flows relating to the subsidiary acquired by the Group during the period:

	£000
Net cash inflow from operating activities	143
Returns on investment and servicing of finance	—
Taxation	—
Capital expenditure and financial investment	(148)
Decrease in cash	(5)

On 1 January 2000 3DM Worldwide acquired four subsidiaries, namely Printhouse Limited, A&K Limited, Triwid Limited and MMW Limited. Details of the acquisitions were as follows:

	Book and fair values £000
Tangible fixed assets	228
Debtors	16
Creditors	(267)
Net liabilities acquired	(23)
Goodwill	35
	12
Satisfied by:	
Debt	12

The book values were taken by the Directors as the fair values on acquisition. The losses of the acquired entities in the preceding year totalled £14k. Goodwill arising on the acquisition has been carried forward as an intangible asset as required by Financial Reporting Standard 10.

Cash flows of acquired subsidiaries

Included within the cash flow statement for the period ended 31 December 2000 are the following amounts relating to the four subsidiaries acquired by the Group during the period:

	£000
Net cash inflow from operating activities	29
Return on investment and servicing of finance	—
Taxation	—
Capital expenditure and financial investment	(28)
Increase in cash	1

26. Post balance sheet event

As described in Note 11, in March 2002 the Company transferred 75 per cent. of Camco Corporation Limited into a joint venture management vehicle.

Yours faithfully

SOLOMON HARE

Chartered Accountants"

(B) UNAUDITED INTERIM ACCOUNTS FOR THE SIX MONTHS ENDED 30 JUNE 2002

The financial information contained within these accounts has been prepared by the Directors who accept responsibility for the financial information presented below and confirm that it has been properly presented in accordance with applicable law. The financial information covers the six month period ended 30 June 2002. .

Group profit and loss account

	Note	*£'000*
Group Turnover		233
Cost of Sales		(230)
Gross Profit		3
Administration Expenses		(1,670)
Operating Loss	3	(1,667)
Loss on Disposal of Subsidiary		(2,631)
Amounts Written Off Investments		(140)
		(4,438)
Interest Receivable		3
Interest Payable		(5)
Loss on Ordinary Activities Before Taxation		(4,440)
Tax on Loss on Ordinary Activities		—
Loss on Ordinary Activities After Taxation		(4,440)
Minority Interests		146
Loss Attributable to the Members of the Parent Company		(4,294)
Loss Per Share (pence)	4	(7.64)
Loss Per Share Excluding Loss on Disposal of Subsidiary (pence)	4	(2.97)

Group balance sheet at 30 June 2002

	£'000	£'000
Fixed Assets		
Tangible assets		158
Investments		4,507
Intellectual Property		15,038
		19,703
Current Assets		
Debtors	56	
Cash at bank	255	
	311	
Current Liabilities		
Trade creditors	68	
Other creditors	428	
	496	
Net Current Liabilities		(185)
Net Assets		19,518
Capital & Reserves		
Called up share capital		1,470
Share premium account		21,828
Profit and loss account		(3,780)
		19,518

Group cashflow for the six months ended 30 June 2002

	£'000	£'000
Net Cash Outflow From Operating Activities		(1,286)
Returns On Investment And Servicing Of Finance		
Interest received	3	
Interest paid	(5)	
Net Cash Outflow For Returns On Investments And Servicing Of Finance		(2)
Capital Expenditure		
Purchase of assets	(133)	
Net Cash Outflow From Capital Expenditure		(133)
Net Cash Outflow Before Financing		(1,421)
Financing		
Capital element of hire purchase repayments	(2)	
Issue of equity share capital	35	
Share premium on issue of equity share capital	1,790	
Net Cash Inflow From Financing		1,823
Increase In Cash In The Period		402

Reconciliation Of Operating Loss To Net Cash Outflow From Operating Activities

Operating loss	(1,667)
Depreciation	465
Increase in debtors	(29)
Decrease in creditors	(55)
	(1,286)

Group cashflow for the six months ended 30 June 2002 (Continued)

	£'000
Reconciliation Of Net Cashflow To Movement In Net Debt	
Increase in cash in the period	402
Cash outflow from decreases in hire purchase financing	2
Reduction of loan on deconsolidation of subsidiary	287
Movement in net debt	691
Net debt at beginning of the period	(439)
	252

Analysis Of Net Debt

	B/fwd £'000	*Cashflow* £'000	*Non Cash* £'000	*C/fwd* £'000
Cash at bank	3	252	—	255
Bank overdraft	(150)	150	—	—
Debt over one year	(287)	—	287	—
Hire purchase	(5)	2	—	(3)
	(439)	404	287	252

Notes to the interim accounts for the six months ended 30 June 2002

1. The interim accounts for the six months ended 30 June 2002 are unaudited and were approved by the Directors on 8 October 2002. The financial information set out above does not constitute statutory accounts within the meaning of section 240 of the Act.
2. The interim accounts do not show comparative figures for the six months ended 30 June 2001, as the Directors consider that any comparison with earlier figures would be misleading.
3. The operating loss of £1.67 million comprises a loss of £1.18 million relating to continuing activities and £0.48 million relating to discontinued activities in Kyrgyz. At 30 June 2002, the Group's Kyrgyz interests have been treated as investments.
4. The calculation of Loss Per Share is based on the loss of £4.29 million and on the adjusted weighted average number of shares in issue during the period of 56,199,897. The Earnings Per Share Excluding Loss on Disposal of Subsidiary is based on a loss of £1.67 million, which excludes the Loss on Disposal of Subsidiary of £2.63 million.
5. The accounting policies remain as stated in the Annual Report for the year ended 31 December 2001.

PART 5

ADDITIONAL INFORMATION

1. The Company

1.1 The Company is registered in England and Wales, having been incorporated on 26 September 1997 under the Companies Act 1985 with company registration number 3443456 as a public company with the name of Camco Corporation plc. On 24 October 2001 the Company changed its name to 3DM Worldwide plc.

1.2 The principal legislation under which the Company operates is the Act.

1.3 The registered office of the Company is at 1 Des Roches Square, Witan Way, Witney, Oxfordshire OX28 6BE.

1.4 The liability of the members of the Company is limited.

2. The Subsidiaries

The Company acts as the holding company of the Group. The Company has the following subsidiaries:

Name	*Field of Activity*	*Incorporated*	*Issued & Fully Paid Share Capital*	*Percentage held by the Company*
3DM Technologies Inc.	Plastics moulding	USA	$5 million	100%
Camco Trading Ltd	Trading	England and Wales	£2	100%
Camco Group Ltd	Dormant	England and Wales	£2	100%
Camco Investments Ltd	Dormant	Jersey	£2	100%
Triwid Ltd	Soft paper production	Kyrgyz Republic	$8,848	100%
MMW Ltd	Asset holding	Kyrgyz Republic	$5,000	100%
A & K Ltd	Dormant	Kyrgyz Republic	$5,000	100%
3DM Technologies Ltd	UK Marketing	England and Wales	£2	100%
3DM Europe Ltd	European Marketing	England and Wales	£2	100%

The Company also has interests in the following companies:

Kasiet Holdings Ltd	Management	BVI	$100	33%
Camco Corporation Ltd	Management	BVI	£2	25%
JSC Kasiet	Wool Conversion	Kyrgyz Republic	$185,483	25%
Printhouse Ltd	Printing	Kyrgyz Republic	$34	95%

3. Share Capital

3.1 At the date of incorporation, the Company had an authorised share capital of £500,000 divided into 10,000,000 ordinary shares of 5 pence each.

3.2 By special resolution dated 23 October 2001:

(a) the authorised share capital of the Company was increased from £500,000 to £5,000,000 by the creation of an additional 90,000,000 ordinary shares of 5 pence each;

(b) each of the ordinary shares of 5 pence each in the authorised and issued share capital of the Company was sub-divided into 2 shares of 2.5 pence each.

3.3 By special resolution passed on 23 October 2001, it was resolved that:

(a) the Board be and is hereby generally and unconditionally authorised to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of Companies Act 1985) up to an aggregate nominal amount of £4,000,000 provided that this authority shall expire on the date of the next annual general meeting after the passing of this resolution save that the Company

may before such make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Board may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired;

(b) the Directors were given power pursuant to section 95 of the Act to allot equity securities (as defined in section 94(2) of the Act) for cash pursuant to the authority under section 80 of the Act referred to in paragraph (a) above as if section 89(1) of the Act did not apply to any such allotment provided that the power is limited to:

(i) the allotment and issue of up to 5,879,846 Ordinary Shares (representing 10 per cent. of the issued ordinary share capital of the Company) pursuant to options to be granted to directors and employees of the Group;

(ii) the allotment of equity securities in connection with a rights issue in favour of Shareholders where the equity securities respectively attributable to the interests of all Shareholders are proportionate (as nearly as may be) to the respective number of Ordinary Shares held by them;

(iii) the allotment (otherwise than pursuant to the foregoing paragraphs) of equity securities up to an aggregate nominal amount of £4,000,000;

to expire (unless previously renewed, varied or revoked by the Company in general meeting) on the date of the next annual general meeting of the Company, provided that the Company may before the expiry of the power make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

3.4 The authorised and issued share capital of the Company at the date of this document is as follows:

Authorised			*Issued and fully paid*	
Number	*£*		*Number*	*£*
200,000,000	5,000,000	Ordinary Shares	58,912,749	1,472,819

and the Company has 17,255,768 Warrants outstanding and has granted warrants over 750,000 Ordinary Shares pursuant to the J M Finn March Warrant and the Ruegg Warrant and will grant warrants over a further 500,000 Ordinary Shares pursuant to the J M Finn Warrant.

3.5 122,281,483 Ordinary Shares will remain authorised and unreserved for issue assuming exercise of all outstanding warrants including the J M Finn Warrant, the J M Finn March Warrant and the Ruegg Warrant and the exercise of all options granted pursuant to the Company's Executive Share Option Scheme, which represents approximately 207.6 per cent. of the current issued share capital of the Company.

3.6 Save as disclosed in this Part 5:

(a) no share or loan capital of the Company has been issued or is now proposed to be issued, fully or partly paid, either for cash or for a consideration other than cash;

(b) no share or loan capital of the Company is under option or is agreed conditionally or unconditionally to be put under option;

(c) no commission, discount, brokerage or other special term has been granted by the Company or is now proposed in connection with the issue or sale of any part of the share or loan capital of the Company;

(d) no founder, management or deferred shares have been issued by the Company; and

(e) no amount or benefit has been paid or is to be paid or given to any provider of the Company.

3.7 As far as the Directors are aware, at the date of this document the following persons are interested, within the meaning of Part VI of the Act, in 3 per cent. or more in the issued share capital of the Company.

	Number of shares	*Percentage of issued share capital*
3DM International Inc.	4,490,800	7.6
Battlebridge Group Ltd	6,627,412	11.2
Universities Superannuation Schemes Ltd	2,047,240	3.5
American Plastic Processing Products Inc	7,395,493	12.6
S Antebi	1,849,649	3.1

Save as disclosed in this Part 5, the Directors are not aware of any person or persons who, directly or indirectly, jointly or severally, at the date of this document, exercise or could exercise control over the Company.

4. Memorandum and Articles of Association

4.1 Memorandum of Association

The Memorandum of Association of the Company provides that the Company's principal objects, are to carry on the business of a holding company and the business of an investment company. The objects of the Company are set out in full in Clause 4 of its Memorandum of Association.

4.2 New Articles of Association

The following is a description of the rights attaching to the Ordinary Shares based on the articles of association which the Company is proposing to adopt at its next Annual General Meeting (the "New Articles"), and English law. This description does not purport to be complete and is qualified in its entirety by the full terms of the New Articles. A summary of the Company's current articles of association is set out at paragraph 4.3.

4.2.1 Rights attaching to Ordinary Shares

(a) Voting

Subject to disenfranchisement in the event of non-payment of calls or other monies due and payable in respect of Ordinary Shares or on a show of hands every shareholder who is present in person at a general meeting of the Company shall have one vote, and on a poll every shareholder who is present in person or by proxy shall have one vote for every share held.

(b) Dividends

Subject to the Statutes (as defined in the Articles), the Company at a general meeting may declare dividends to be paid to shareholders according to their rights and interests in the profits available for distribution, but no dividend shall be declared in excess of the amount recommended by the Board. Except insofar as the rights attaching to, or the terms of issue of, any share otherwise provide, all dividends shall be declared according to the amounts paid-up or credited as paid-up on the Ordinary Shares and apportioned and paid *pro rata* according to the amounts paid-up or credited as paid-up on the Ordinary Shares during any portion or portions of the period in respect of which the dividend is paid. The Board may from time to time pay to the shareholders such interim dividends as appear to the Board to be justified by the position of the Company. Any dividend unclaimed after a period of 12 years from the date it became due for payment shall be forfeited and shall revert to the Company.

(c) Distribution of assets on liquidation

On a winding-up, the liquidator may, with the sanction of an extraordinary resolution of the Company and subject to and in accordance with the Statutes, divide among the shareholders *in specie* or kind the whole or any part of the assets of the Company, subject to the rights of any shares which may be issued with special rights or privileges.

4.2.2 Transferability of Ordinary Shares

All transfers of Ordinary Shares which are in certificated form may be effected by transfer in writing in any usual or common form or in any other form acceptable to the Board. The

instrument of transfer shall be executed by or on behalf of the transferor and (except in the case of fully-paid shares) by or on behalf of the transferee.

The Directors may, in the case of shares in certificated form, in their absolute discretion and without assigning any reason therefor refuse to register any transfer of shares (not being fully-paid shares), provided that any such refusal does not prevent dealings in partly-paid shares from taking place on an open and proper basis. In addition, the Directors may refuse to register a transfer of shares (whether fully-paid or not) in favour of more than four persons jointly or made to or by an infant or patient within the meaning of the Mental Health Act 1983.

The Directors may decline to recognise any instrument of transfer relating to shares in certificated form unless the instrument of transfer is duly stamped, is in respect of only one class of share and is lodged at the Transfer Office accompanied by the relevant share certificates or such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer.

4.2.3 Variation of rights

Subject to Statutes, the special rights attached to any class of shares for the time being issued may from time to time (whether or not the Company is being wound-up) be altered or abrogated with the written consent of the holders of three-fourths in nominal value of the issued shares of that class. The special rights conferred upon the holders of any shares or class of share shall not, unless otherwise expressly provided in the rights attaching to the terms of issue of such shares, be deemed to be altered by the creation or issue of further shares ranking *pari passu* therewith or the purchase by the Company of any of its own shares.

4.2.4 Changes in capital

Subject to the provisions of the Statutes and to any special rights conferred on the holders of any shares or class of shares, the Company may issue redeemable shares. Subject to the provisions of the Statutes and to any special rights previously conferred on the holders of any existing shares, any share may be issued with such special rights or such restrictions as the Company may determine by ordinary resolution. The Company may by ordinary resolution increase its share capital, consolidate and divide its share capital into shares of a larger amount, sub-divide its share capital into shares of a smaller amount (subject to the provisions of the Statutes) and cancel any shares which have not been taken or agreed to be taken by any person and diminish the amount of its authorised share capital by the amount of the shares so cancelled.

Subject to the provisions of the Statutes, the Company may reduce share capital, any capital redemption reserve and any share premium account in any manner. The Company may also, subject to the requirements of the Statutes, purchase its own shares.

4.2.5 Untraced Shareholders

Subject to various notice requirements, the Company may sell any shares of a member or person entitled thereto who is untraceable, if during a period of 12 years, at least three dividends in respect of the shares in question have become payable and the cheques or warrants for all amounts payable to such member or person in respect of his shares have remained uncashed or mandated dividend payments have failed and the Company has received no indication of the existence of such member or person.

4.2.6 Non-UK Shareholders

There are no limitation in the Memorandum or Articles on the rights of non-UK shareholders to hold, or exercise voting rights attaching to, Ordinary Shares. However, no shareholder is entitled to receive notices from the Company, including notices of general meetings, unless he has given an address in the UK to the Company, which may be in electronic form, to which such notices may be sent.

4.2.7 Sanctions on Shareholders

A holder of Ordinary Shares loses his rights to vote in respect of Ordinary Shares if and for so long as he or any other person appearing to be interested in those Ordinary Shares fails to comply with a request by the Company under the Act requiring him to give particulars of any interest in those Ordinary Shares within 14 days in the case of shareholdings representing 0.25 per cent. or more, in nominal amount, of the share capital of the Company then in issue, or any class thereof;

the sanctions which may be applied by the Company include not only disenfranchisement but also the withholding of the right to receive payment of dividends and other monies payable on, and restrictions on transfers of, the Ordinary Shares concerned.

4.2.8 Directors

The Directors (other than those holding executive office with the Company or any subsidiary of the Company) shall be paid by way of fees for their services at such rate and in such proportion as the Board may resolve, or such larger amount as the Company may by ordinary resolution determine or, in the case of such Directors who are resident outside the UK, such extra remuneration as the Board may determine. Any Director who holds executive office or who performs duties outside the ordinary duties of a Director, may be paid such remuneration or extra remuneration by way of salary, commission or otherwise as the Board may determine.

The Directors shall also be paid all expenses properly incurred by them in attending meetings of the Company or of the Board or otherwise in connection with the business of the Company.

A Director who is in any way, whether directly or indirectly, interested in any contract or proposed contract with the Company shall declare the nature of his interest in accordance with the Statutes.

Subject to the Provision of the Act and save as otherwise provided by the articles, a director shall not vote at a meeting of directors or of a committee of directors on any resolution concerning a matter in which he has, directly or indirectly, an interest or duty which is material and which conflicts or may conflict with the interests of the company unless his interest or duty arises only because the case falls within one or more of the following paragraphs:

(a) the resolution relates to the giving to him of a guarantee, security, or indemnity in respect of money lent to, or an obligation incurred by him for the benefit of, the company or any of its subsidiaries;

(b) the resolution relates to the giving to a third party of a guarantee, security, or indemnity in respect of an obligation of the company or any of its subsidiaries for which the director has assumed responsibility In whole or part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(c) his interest arises by virtue of his subscribing or agreeing to subscribe for any shares, debentures or other securities of the company or any of its subsidiaries, or by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any such shares, debentures, or other securities by the company or any of its subsidiaries for subscription, purchase or exchange;

(d) the resolution relates in any way to a retirement benefits scheme which has been approved, or is conditional upon approval, by the Board of Inland Revenue for taxation purposes.

For the purposes of this regulation, an interest of a person who is, for any purpose of the Act (excluding any statutory modification thereof not in force when this regulation becomes binding on the company), connected with a director shall be treated as an interest of the director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

The provisions of Section 293 of the Act as to the retirement of Directors on reaching 70 apply to the Company.

The Directors are not required to hold qualification shares.

4.2.9 Borrowing Powers

The Directors may exercise all the powers of the company to borrow money up to or in excess of the nominal amount of the share capital of the company for the time being issued or not and to mortgage or charge its undertaking property and uncalled capital or any part thereof and subject to Section 80 of the Companies Act 1985 to issue debentures and other securities whether outright or as security for any debt liability or obligation of the Company or of any third party.

4.3 The Company's existing Articles of Association do not comply with certain Corporate Governance recommendations and it is therefore proposed to adopt the New Articles summarised in paragraph 4.2 above. The following is a description of the rights attaching to the Ordinary Shares based on the existing Articles of Association but does not purport to be complete and is qualified in its entirety by the full terms of the Company's existing Articles of Association.

4.3.1 Rights attaching to Ordinary Shares

(a) Voting

Subject to any rights or restrictions attached to any shares, on a show of hands every shareholder who is present in person at a general meeting of the Company shall have one vote and on a poll as a shareholder who is present in person or by proxy shall have one vote for every share held.

(b) Dividends

Subject to the Act, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the Board. Except as otherwise provided by the rights attaching to shares, all dividends shall be declared and paid according to the amounts paid up on the Ordinary Shares on which the dividend is paid, and apportioned and paid proportionately to the amounts paid up on the Ordinary Shares during any portion or portions of the period in respect of which the dividend is paid. The Board may from time to time pay to the shareholders such interim dividends as appear to the Board to be justified by the profits of the Company available for distribution. Any dividend unclaimed after a period of twelve years from the date it became due for payment shall be forfeited and cease to remain owing by the Company.

(c) Distribution of Assets on Liquidation

On a winding up, the Liquidator may, with the sanction of an extraordinary resolution of the Company and subject to any other sanction required by the Act, divide among the shareholders *in specie* the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members of different classes of members.

4.3.2 Transferability of Ordinary Shares

The Directors may refuse to register the transfer of a share which is not fully paid to a person of whom they do not approve and they may refuse to register the transfer of a share on which the Company has a lien. The Directors may further refuse to register a transfer unless:

(i) it is lodged at the registered office (or such other place as the Directors may appoint) accompanied by the relevant share certificate (or such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer);

(ii) it is in respect of only one class of shares; and

(iii) it is in favour of not more than four transferees.

4.3.3 Changes in Capital

The Company may by ordinary resolution increase its share capital, consolidate and divide its share capital into shares of a larger amount, sub-divide its share capital into shares of a smaller amount (subject to the provisions of the Act) and cancel any shares which have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Subject to the provisions of the Act, the Company may reduce its share capital, any capital redemption reserve and any share premium account in any way. The Company may also, subject to the requirements of the Act, purchase its own shares.

4.3.4 Non-UK Shareholders

There are no limitations in the Articles on the rights of non-UK shareholders to hold, or exercise voting rights attaching to, Ordinary Shares. However, no shareholder is entitled to receive notices from the Company, including notices of general meetings, unless he has given an address in the UK to the Company to which such notices may be sent.

4.3.5 Directors

Subject to the provisions of the Act, a Director may contract with and participate in the profits of any contract or arrangement with the Company as if he were not a Director. A Director shall also be capable of voting in respect of such contract or arrangement where he has previously disclosed his interest to the Company or in respect of his appointment to any office or place of profit under

the Company or of the arrangement of the terms thereof and may be counted in the quorum at any meeting at which any such matter is considered.

A person may be appointed a Director notwithstanding the fact that he shall have reached the age of 70 years or more and no Director shall be liable to vacate office by reason of attaining that or any other age.

4.3.6 Borrowing Powers

The Articles provide that the Directors may exercise all the powers of the Company to borrow money up to or in excess of the nominal amount of the share capital of the Company for the time being issued or not and mortgage or charge its undertaking property and uncalled capital or any part thereof without limitation.

5. Directors and their Interests

5.1 *Directors' Interests*

The interests (all of which are beneficial unless stated otherwise) of the Directors and the persons connected with them (within the meaning of Section 346 of the Act) which have been notified to the Company pursuant to Sections 324 and 328 of the Act or are required to be disclosed in the Register of Directors' interests pursuant to Section 325 of the Act in the issued share capital of the Company and the existence of which is known to, or could with reasonable due diligence be ascertained by, any Director as at the date of this document are as follows:

Name	*Number of shares*	*% of issued share capital*	*Warrants*
Kenneth Williams Brooks	822,000	1.395	—
William John Lopshire	246,517	0.418	123,259
William Frank Widger	978,239	1.660	257,142

5.2 Save as disclosed above, none of the Directors (or persons connected with the Directors within the meaning of Section 346 of the Act) has any interest, whether beneficial or non-beneficial, in any share capital of the Company.

5.3 There are no outstanding loans granted or guarantees provided by the Company or any member of the Group to or for the benefit of any of the Directors.

5.4 Save as disclosed above and otherwise in this document no Director has any interest, whether direct or indirect, in any transaction which is or was unusual in its nature or conditions or significant to the business of the Company taken as a whole and which was effected by the Company since its incorporation and which remains in any respect outstanding or unperformed.

5.5 Each of the Directors has entered into a deed of appointment to act as a Director of the Company dated 18 October 2002 (the "Deeds of Appointment"). Each Deed of Appointment is for a fixed period of one year from the date of Admission, terminable by either party on six months' notice, to expire at any time on or after the initial fixed period. Under the Deeds of Appointment, each Director is subject to non-competition restrictions for six months following termination of such deed and to confidentiality provisions.

Save as disclosed above, there are no service contracts existing or proposed, between any Director and the Company.

5.6 There is no arrangement under which any Director has agreed to waive future emoluments nor has there been any waiver of emoluments during the financial year immediately preceding the date of this document.

The aggregate remuneration, including benefits in kind, of the Directors of the Company for the year ended 31 December 2001 amounted to £47,082. It is estimated that under the arrangements currently in force, the aggregate remuneration and benefits in kind to be paid to the Directors for the year ending 31 December 2002 will be approximately £100,000.

5.7 *Additional Information on the Directors*

(a) In addition to the directorships in the Group the Directors hold or have held the following directorships or partnerships within the five years immediately prior to the date of this document:

Director	*Current Directorships*	*Past Directorships*
Kenneth Williams Brooks	21st Century Remote Technology Group Plc Assist Ltd BioClinical Services Ltd Business Assist Ltd Energiser Ltd Joken Ltd Longborough Capital Plc Medicare Management Consultancy Ltd Mediterranean Real Estate Company Plc Medpharma MW Ltd Medpharma Plc Mission Assist Ltd MMTV Group Ltd MMTV Ltd Multimedia Television PlcNephro-Urology Clinical Trials Ltd Oxford Business Group Ltd Oxford Business Solutions Ltd Phytogenics Ltd Profemme Ltd Protectair Ltd Reductogen Ltd Rose Hill — Littlemore Sure Start Ltd Set4Success Ltd XiMed Group Plc Balloon Aid BSPB Holdings Ltd Buccaneer Europe. Ltd Filtermedia Ltd Fischer Education Project Ltd Gees Ltd Hazelbray Ltd. Island Hospice and Bereavement Service (UK) Kenal Investments Ltd Law Express Services Ltd Millenium Balloons Ltd Oxford Commercial Services Ltd Oxford Health Project Ltd Oxford innovative Ventures Ltd Oxford Maritime Ltd Philip Tyler Polymers Ltd Property Investment Management & Marketing Services Ltd Saccary Insurance Consultancy Services Ltd Sedona (UK) Ltd Twins Enterprise Worldwide Ltd	Hamilton Education Ltd Internet Assist Ltd Newco Formations Ltd Oxford Health Group Plc Oxford Natural Products Plc Te Puku Ltd Branding UK Ltd Cotswold Sailing Club Ltd Elite Sports Assessment Ltd Healthwise Distribution Ltd Living Balance Ltd Mistline Ltd Philip Tyler Ltd. Philip Tyler Properly Holdings Ltd RDC Estates Ltd Sibbasbridge Services PLC The American Pizza Company Ltd Twins Enterprise Ltd Urology Consultancy Group Ltd Severnside Printers limited Global Vision Photographics Ltd The Caristas Supply Company Ltd
William Frank Widger	Ximed Group plc	The American Pizza Company Ltd
William John Lopshire	International Card Establishment, Inc MWV Holdings Limited	Flour City International Inc

Mr Brooks resigned as a director of South Marston Plastics Limited on 31 March 1997. On 8 October 1997 a creditor of the company petitioned for the company to be wound up under the Insolvency Act 1986. An order for the winding up of that company was granted and it went into liquidation on 27 January 1998. The Official Receiver applied to be discharged on 22 November 1997.

As a result of a complaint in 1997 arising from a dispute over the administration of a family estate, which involved no financial loss, the Law Society reprimanded Mr Brooks on 5 October 2000 and restricted him from taking on an articled clerk for one year from 1 November 2001 without the Law Society's consent. There was no allegation of dishonesty and the complaint was subsequently withdrawn.

(b) Save as disclosed above none of the Directors has:

any unspent convictions in relation to indictable offences;

had any bankruptcy order made against him or entered into any voluntary arrangements;

been a director of a company which as been placed in receivership, compulsory liquidation, creditors voluntary liquidation, administration, been subject to a company voluntary arrangement or any composition or arrangement with its creditors generally or any class of its creditors whilst he was a director of that company or within the 12 months after he ceased to be a director in that company;

been a partner in any partnership which has been placed in compulsory liquidation, administration or been the subject of a partnership voluntary arrangement whilst he was a partner in that partnership or within the 12 months after he ceased to be a partner in that partnership;

been the owner of any assets or a partner in any partnership which has been placed in receivership whilst he was a partner in that partnership or within 12 months after he ceased to be a partner in that partnership;

been publicly criticised by any statutory or regulatory (including recognised professional bodies); or

been disqualified by a court from acting as a director of any company or from acting in the management or conduct of affairs of a company.

6. Options and Warrants

6.1 *Executive Share Option Scheme*

The 3DM Worldwide Plc Executive Share Option Scheme ("the Scheme") is a discretionary employee executive share option scheme. 3DM adopted the Scheme on 23 October 2001 pursuant to which options to acquire Ordinary Shares may be granted under the rules of the Scheme.

The following summary outlines the principal features of the Scheme.

Eligibility

Any employee (including any part time employee) or full time director (if his terms of employment require him to devote substantially the whole of his working time (being not less than 25 hours per week) to the business of 3DM or one of its subsidiaries) of 3DM or one of its subsidiaries ("eligible employee") may be nominated by the directors and may participate in the Scheme.

No option can be granted to a person who is due to retire within two years from the date of grant under the terms of his contract of employment, upon reaching 65 years of age or otherwise.

Grants of Options

Options are granted to eligible employees invited to participate and who apply for options under such invitations. Whilst the Ordinary Shares are admitted to OFEX or any other negotiated market, invitations may only be made within 4 and 42 days after either the date on which the Scheme was adopted by 3DM or the preliminary announcement of 3DM's interim or final financial results. The directors have discretion to issue invitations outside such period in exceptional circumstances. The participant may apply for the option within 21 days of the date of the invitation otherwise the invitation lapses.

Options may be granted at the discretion of the directors within 29 days of the date of invitation by resolution of the directors. However, options will not be granted to any invitee who ceases to work for 3DM

or any of its subsidiaries after receiving the invitation. An option granted under the Scheme is not transferable.

Option Price

The option price per Ordinary Share cannot be lower than the market value of an Ordinary Share on the date of invitation, and in any event cannot be lower than the nominal value of an Ordinary Share. The market value of an Ordinary Share is the average price as derived from the middle market OFEX quotation on the 3 dealing days preceding the relevant date of invitation.

Scheme Limits

The aggregate number of Ordinary Shares that may be issued during any period of 10 years on the exercise of options granted under the Scheme may not exceed 10 per cent. of the authorised ordinary share capital of 3DM from time to time.

No options may be offered more than 20 years after the date the Scheme is adopted or amended by 3DM in general meeting.

Rights and Restrictions

An option generally may only be exercised in whole or in part within the period of 3 to 5 years after the date of grant, except in the circumstances referred to below.

An option is exercisable in whole or in part within a period of 6 months if the participant ceases to work for 3DM or any subsidiary by reason of injury, disability, sickness, redundancy, retirement or because his employing company ceases to be under the control of 3DM or any of 3DM's subsidiaries or the undertaking or part undertaking in which the participant works has been transferred to a person which is not under the control of the 3DM or any of 3DM's subsidiaries. The personal representative of a participant may exercise an option within six months of the death of the participant.

Options are exercisable generally within 6 months of a take-over, reconstruction or voluntary winding-up of 3DM and lapse upon the expiry of such period if not so exercised. In the case of a take-over the options will lapse, if not exercised, on the earlier of the expiry of the period during which the acquiring company remains bound or are entitled to acquire 3DM shares under Sections 428 to 430F of the Act. All options lapse immediately if 3DM is wound up otherwise than in the event of a voluntary winding-up.

Ordinary Shares must be issued, or if appropriate transferred within 30 days of exercise and receipt of payment for the exercise price (together with an amount equivalent to the income tax payable in respect of the exercise or the participant agreeing to the sale of a number of Ordinary Shares to discharge any liability to income tax in respect of the exercise). Ordinary Shares allotted on the exercise of options rank *pari passu* with all fully paid shares of the same class in issue on the date of exercise save for any rights determined by reference to a date preceding the date of exercise. The allotment or transfer of any Ordinary Shares is subject to obtaining the necessary approvals or consents.

Adjustment of Options

In the event of a variation in the share capital of 3DM, the option price and/or the number of Ordinary Shares comprised in each option (but not the 10 per cent. Scheme limit mentioned above) may be adjusted by the directors subject to the auditors of 3DM confirming in writing that the adjustment is fair and reasonable. No adjustment may be made which will reduce the option price below the nominal value of Ordinary Shares or increase the aggregate amount payable on the exercise of the option.

Benefits separate from Employment Contract

Benefits under the Scheme are not pensionable and are separate from any terms of employment.

Alteration and Termination

The Scheme may be amended by resolution of the directors except that definitions of "Eligible Employees", "Market Value" and "Option Price" and the Scheme limits and certain other key provisions of the Scheme cannot be altered without the prior approval of 3DM shareholders in general meeting.

The Scheme can be terminated by the Board or 3DM in general meeting but such termination will not affect subsisting options granted under the Scheme.

6.2 *Warrants*

The Warrants are constituted by and were issued subject to and with the benefit of a Deed Poll of the Company dated 23 October 2001 (the "Instrument"). Holders of Warrants are and will be bound by all of the terms and conditions set out in the Instrument which are set out below.

6.2.1. Subscription Rights

(a) A registered holder for the time being of a Warrant shall have the right exercisable in whole or in part (but not in respect of any fraction of an Ordinary Share) ("Subscription Rights") to subscribe in cash for Ordinary Shares at the Subscription Price (as defined in paragraph (b) below) at any time on or before the 31 December 2003 ("Final Subscription Date") payable in full on subscription. The number of Ordinary Shares to which each Warrant relates is one Ordinary Share. The number and/or nominal value of ordinary shares to be subscribed and the Subscription Price will be subject to adjustment as provided in paragraph 2 below. The Warrants registered in the name of the holder will be evidenced by a warrant certificate issued by the Company (a "warrant certificate").

(b) The Subscription Price in relation to each Ordinary Share to be issued pursuant to a Warrant was £0.50 provided the Warrant was exercised before 1 April 2002, and is and shall be £1.00 provided the Warrant is exercised before 1 January 2003 and £1.50 provided the Warrant is exercised before 1 January 2004.

(c) In order to exercise Subscription Rights in whole or in part the holder of a Warrant must lodge the warrant certificate at the office of the registrars for the time being of the Company having completed the notice of subscription thereon, accompanied by a remittance for the aggregate Subscription Price of the Ordinary Shares in respect of which the Subscription Rights are being exercised. The date on which this is done will be the subscription date or if such date is not a day (excluding Saturdays) on which banks generally are open in London for the transaction of normal banking business (a "Business Day"), the subscription date will be the next following Business Day. Once lodged, a notice of subscription shall be irrevocable save with the consent of the Directors. Compliance must also be made with any statutory, regulatory or governmental requirements for the time being applicable.

(d) Ordinary Shares issued pursuant to the exercise of Subscription Rights will be allotted as promptly as practicable and in any event not later than five (5) Business Days after and with effect from the relevant subscription date and certificates in respect of such Ordinary Shares will be issued free of charge and despatched (at the risk of the person entitled thereto) not later than five (5) Business Days after the relevant subscription date to the person in whose name the relevant warrant is registered at the date of such exercise (or, in the case of joint holders, to the first-named which shall be sufficient despatch for all) or to such other person as may be named in the notice of subscription. Warrants in respect of which Subscription Rights have been exercised in full will be cancelled. In the event of a partial exercise of the Subscription Rights comprised in a warrant the Company shall at the same time as the issue of the said certificates issue a fresh warrant certificate in the name of the holder(s) for any balance of Subscription Rights remaining exercisable. Such fresh warrant certificate will be despatched (at the risk of the person(s) entitled thereto or, in the case of joint holders, to the first-named, which shall be sufficient to despatch to all) not later than five (5) Business Days after the relevant subscription date.

(e) Ordinary Shares allotted pursuant to the exercise of Subscription Rights will not rank for any dividends or other distributions declared, made or paid on the Ordinary Shares by reference to a record date prior to the relevant subscription date but subject thereto will rank *pari passu* in all respect with the Ordinary Shares in issue on the relevant subscription date.

(f) In the event that and for so long as the Company's ordinary share capital is listed or quoted on a recognised investment exchange, the Company will apply to such recognised investment exchange and shall use all reasonable endeavours to obtain the grant of such listing not later than 90 days after the relevant subscription date.

6.2.2. Adjustment of Subscription Rights

(a) After any allotment of fully paid Ordinary Shares by way of capitalisation of the Company's reserves to holders of the Ordinary Shares on the register on a date (or by

reference to a record date) on or before the Final Subscription Date or upon any sub-division or consolidation of the Ordinary Shares on or before the Final Subscription Date, the number and/or nominal value of Ordinary Shares to be subscribed on any subsequent exercise of the Subscription Rights will be increased or, as the case may be, reduced in due proportion and the Subscription Price will be adjusted accordingly, with effect from the record date for such capitalisation, sub-division or consolidation. On any such capitalisation, sub-division or consolidation the auditors for the time being of the Company shall be requested by the Directors to certify the appropriate adjustments and, within 14 days thereafter, notice will be sent to each holder of a Warrant (in the case of joint holders, to the first named only, which shall be sufficient despatch for all) together with a new warrant certificate in respect of any additional Ordinary Shares for which that holder is entitled to subscribe in consequence of such adjustments, fractional entitlements being ignored.

(b) If, on a date (or by reference to a record date) on or before the Final Subscription Date, the Company makes any offer or invitation (whether by rights issue or otherwise but not being an offer by the Company for the purchase of its own shares to which paragraph 6.2.3(g) below applies or an offer made in connection with the scrip dividend arrangements) to the holders of the Ordinary Shares, or any offer or invitation (not being an offer to which paragraph 6.2.3(h) below applies) is made to such holders otherwise than by the Company, then the Company shall, so far as it is able, procure that at the same time the same offer or invitation is made to the then holders of the Warrants as if their Subscription Rights had been exercised on the day immediately preceding the date, or, as the case may be, the record date of such offer or invitation on the terms on which the same could then have been exercised (subject to any adjustment made previously pursuant to this paragraph 6.2.2).

6.2.3. Other Provisions

So long as any Subscription Rights remain exercisable:

(a) The Company shall not (except with the sanction of an extraordinary resolution of the holder of the Warrants) (i) issue by way of capitalisation of reserves securities convertible into Ordinary Shares or carrying rights to subscribe for Ordinary Shares; or (ii) make any capitalisation issue of reserves except by way of an issue of fully paid Ordinary Shares to the holders of its Ordinary Shares; or (iii) on or by reference to a record date falling within the period of six weeks ending on the Final Subscription Date make any such offer or invitation as is referred to in paragraphs 6.2.2(a) or 6.2.2(b) above (except by extending to holders of the Warrants any such offers as may be made by a third party).

(b) The Company shall not (except with the sanction of an extraordinary resolution of the holders of the Warrants) in any way modify the rights attached to its existing Ordinary Shares as a class (but nothing herein shall restrict the right of the Company to increase, reduce, consolidate or sub-divide its share capital), or create or issue any further equity share capital except for shares which carry, as compared wit the rights attached to the existing Ordinary Shares, rights which are not more advantageous as regards voting, dividend or capital.

(c) The Company shall not issue any Ordinary Shares credited as fully paid by way of capitalisation of the Company's profits or reserves nor make any such offer as is referred to in paragraph 6.2.2(b) above if as a result the Company would on any subsequent exercise of the Subscription Rights be obliged to issue Ordinary Shares at a discount to their par value.

(d) The Company shall not (except with the sanction of an extraordinary resolution of the holders of the Warrants or except for a reduction not involving any payment to shareholders) reduce its share capital or any uncalled or unpaid liability in respect of any of its share capital or (except as authorised by the Companies Act 1985 (as amended) or except for a reduction not involving any payment to shareholders) any share premium account or capital redemption reserve.

(e) The Company shall at all times keep available for issue sufficient authorised but unissued share capital to satisfy in full all Subscription Rights remaining exercisable.

(f) The Company shall not make any such offer or invitation as is referred to in paragraph 6.2.2(b) above to the holders of Ordinary Shares where such offer or invitation

involves the allotment of relevant securities (as defined in Section 80(2) of the Companies Act 1985) unless the Directors shall have authority and power for the purposes of the said Sections 80 and 95 to allot any such securities required to be allotted to the holders of the Warrants in consequence of the Company making the same offer or invitation to be holders of the Warrants in accordance with paragraph 6.2.2(b) above.

(g) If at any time an offer or invitation is made by the Company to all holders of Ordinary Shares for the purchase by the Company of any of its Ordinary 'Shares, the company shall simultaneously give notice thereof to the holder of the Warrants and each such holder shall be entitled, at any time whilst such offer or invitation is open for acceptance, to exercise his Subscription Rights on the terms on which the same could have been exercised (subject to any adjustment pursuant to paragraph 6.2.2 above) as if he had exercised his rights immediately prior to the record date of such offer or invitation and any Ordinary Shares arising on exercise of the Subscription Rights shall be included in the offer or invitation as if they had been in issue on the said record date.

(h) If at any time an offer is made to all holders of Ordinary Shares (or all such holders other than the offeror and/or any company controlled by the offeror and/or persons acting in concert with the offeror) to acquire the whole or any part of the issued Ordinary Share capital of the company and the Company becomes aware that as a result of such offer the right to case a majority of the votes which may ordinarily be cast on a poll at a general meeting of the Company has or will become vested in the offeror and/or such persons or companies as aforesaid, the Company shall give notice to the holders of the Warrants of such vesting within 14 days of its becoming so aware, and each such holder shall be entitled, at any time within the period of 30 days immediately following the date of such notice, to exercise his subscription rights on the terms on which the same could have been exercised if they had been exercisable and had been exercised on the date on which the company shall become aware as aforesaid (subject to any adjustment pursuant to paragraph 6.2.2 above). Publication of a scheme of arrangement under the provisions of the Companies Act 1985 providing for the acquisition by any person of the whole or any part of the issued ordinary share capital of the Company shall be deemed to be the making of an offer for the purposes of this paragraph (h) and reference herein to such an offer shall be read and construed accordingly.

(i) If any order is made or any effective resolution is passed for winding up the Company (except for the purpose of reconstruction or amalgamation on terms sanctioned by an extraordinary resolution of the holders of the Warrants), each holder of a Warrant shall (if, in such winding up and on the basis that all Warrants then unexercised had been exercised in full and the subscription moneys therefor had been received in full by the Company, there would be a surplus available for distribution amongst the holders of the Ordinary Shares which, on such basis, would exceed in respect of each Ordinary Share a sum equal to the Subscription Price) be treated as if immediately before the date of such order or resolution his Subscription Rights had been exercisable and had been exercised in full, on the terms on which the same could have been exercised immediately before the date of such order or resolution (as the case may be) (subject to any adjustment pursuant to paragraph 6.2.2 above), and shall accordingly be entitled to receive out of the assets available in the liquidation *pari passu* with the holders of the Ordinary Shares such sum as he would have received had he exercised his Subscription Rights in full and become the holder of the Ordinary Shares to which he would have become entitled by virtue of such subscription after deducting a sum per Ordinary Share equal to the Subscription Price. Subject to the foregoing all Subscription Rights shall lapse on liquidation of the Company.

(j) Except in the event that arrangements are or have been offered to the holder of the Warrants which ensure that the rights of such holders would not be prejudiced, the Company will procure that no scheme of compromise or arrangement within the meaning of Section 425 of the Companies Act 1985 affecting the Ordinary Shares shall become effective unless the scheme shall be approved by the holders of the Warrants in the manner prescribed in paragraph 6.2.4 below.

(k) Except in pursuance of a scheme approved in accordance with paragraph 6.2.3(j) above, the Company shall not (prior to the day next following the Final Subscription Date) give effect to any arrangement pursuant to which the Company is to make a distribution of the kind

described in Section 213 of the Income and Corporation Taxes Act 1988 whereby shares are to be issued or transferred to all or any of the Ordinary Shareholders unless it shall have given to the holders of Warrants prior notice thereof, such notice to be given not less than 42 days prior to the proposed record date in respect of the entitlement of Ordinary Shareholders to receive the shares to be issued or transferred.

6.2.4. Modification of Rights

All or any of the rights for the time being attached to the Warrants may from time to time (whether or not the Company is wound up) be altered or abrogated with the sanction of an extraordinary resolution of the holders of the Warrants. Such alteration or abrogation approved as aforesaid shall be effected by deed poll executed by the Company and expressed to be supplemental to these warrant particulars. Modifications to these warrant particulars which are of a formal, minor or technical nature, or made to correct a manifest error, may be effected by deed poll executed by the company and expressed to be supplemental to these warrant particulars without the sanction of an extraordinary resolution as aforesaid and notice of such alteration or abrogation or modification shall be given by the company to the holders of the Warrants.

6.2.5. Transfer and Transmission

Each Warrant will be in registered for and will be transferable by instrument of transfer in any usual or common form, or in any other form which may be approved by the Directors. No transfer of a right to subscribe for a fraction of an Ordinary Share of the Company may be effected. Subject as provided in this paragraph 6.2.5, the provisions of the Articles of Association for the time being of the Company relating to the registration, transfer and transmission of Ordinary Shares and the issue of certificates shall apply *mutatis mutandis* to the Warrants as if they were Ordinary Shares.

6.2.6. Purchase of Warrants

The Company may from time to time purchase any Warrants in the market (if relevant) or at any price by tender (available to all holders of Warrants alike), private treaty or otherwise. Any Warrants so purchased shall forthwith be cancelled by the Company, which will not be at liberty to reissue or resell the same.

6.2.7. General

(a) The Company will concurrently with the issue of the same to its Ordinary Shareholders send to each holder of a Warrant (or in the case of joint holders to that one of them whose name appears first in the register which shall be sufficient despatch for all) a copy of each published annual report and accounts of the Company, together with all documents required by law to be annexed thereto, and copies of all other documents issued by the Company to ordinary shareholders.

(b) For the purposes of these warrant particulars "extraordinary resolution of the holders of the Warrants" means a resolution proposed at a meeting of the holders of the Warrants duly convened and held and passed by a majority consisting of not less than three fourths of the votes cast whether on a show of hands or on a poll. All the provisions of the Articles of Association for the time being of the company as to general meetings shall apply *mutatis mutandis* to meetings of the Warrant holders as though the Warrants were a class of shares forming part of the capital of the Company but so that:

(i) the necessary quorum shall be the requisite number of holders (present in person or by proxy) entitled to acquire one third in nominal amount of the Ordinary Shares attributable to such outstanding Warrants;

(ii) every holder of a Warrant present in person or by proxy at any such meeting shall be entitled on a poll to one vote for every Ordinary Share for which he is entitled to subscribe;

(iii) any holder of a Warrant present in person or by proxy may demand or join in demanding a poll; and

(iv) if any adjourned meeting or quorum as defined above is not present, those holders of Warrants present in person or by proxy shall be a quorum (whatever the number of Warrants held or represented by them).

(c) References in these particulars to the Companies Act 1985 or any provisions thereof shall include a reference to any statutory modification or re-enactment thereof and any reference to the "auditors" shall mean the auditors of the Company for the time being.

(d) Any report or confirmation made pursuant to these warrant particulars by the auditors shall be made by them as experts and not as arbitrators and any such report or confirmation shall be final and binding on the Company and each holder of Warrants.

(e) The provisions of the Articles of Association for the time being of the Company relating to notices of meetings, untraced members and lost certificates shall apply *mutatis mutandis* to the Warrants as if they were Ordinary Shares.

6.3 *J M Finn March Warrant*

A deed of warrant grant dated 21 March 2002 between (1) the Company and (2) J M Finn pursuant to which the Company has granted J M Finn a warrant to subscribe up to 500,000 Ordinary Shares at an exercise price of 86p per Ordinary Share exercisable at any time in the five years following the date of the warrant deed.

6.4 *J M Finn Warrant*

A deed of warrant to be granted to J M Finn on Admission to subscribe up to 500,000 Ordinary Shares at an exercise price of 86p per Ordinary Share exercisable at any time in the five years following the date of the warrant deed.

6.5 *Ruegg Warrant*

A deed of warrant grant dated 21 May 2002 between (1) the Company and (2) Ruegg & Co. Limited pursuant to which the Company has granted Ruegg & Co. Limited a warrant to subscribe up to 250,000 Ordinary Shares at an exercise price of 86p per Ordinary Share exercisable at any time in the five years following the date of the warrant deed.

7. Material Contracts

(a) Product Development and Licence Agreement

On 26 August 2002 3DM Technologies Inc. entered into a Product Development and Licence Agreement with Silkwood Financial Corp ("Silkwood"). The agreement relates to the development of 3DM Technologies' 3-dimensional moulding and powder moulding technology for the manufacture of modular housing, construction units or building components. Under the terms of the agreement, Silkwood has agreed to reimburse 3DM Technologies for reasonable research and development expenditure.

Furthermore, 3DM Technologies has granted Silkwood an exclusive, royalty-bearing licence in respect of its existing 3-dimensional moulding and powder moulding technology to the extent used in connection with modular housing, construction units or building components, in return for which Silkwood has agreed to make a minimum investment of US$500,000 to 3DM Technologies during the year following the signing of the agreement for research and development costs.

3DM Technologies has also granted Silkwood an exclusive, royalty-bearing licence in respect of all existing technology and future technology created in the course of the proposed research for the manufacture of modular housing, construction units or building components. The agreement sets out specific performance benchmarks which have to be met by Silkwood in order for it to retain this exclusive licence.

The agreement contains certain representations and warranties by each party. It is for a term of seven years and is automatically renewed for a further period of seven years subject to not being terminated in certain specified circumstances, including, *inter alia*, in the event of a material breach of any term of the agreement which remains unremedied and if either party or their parent entities goes into liquidation or is wound up. The agreement is governed by the laws of the state of Michigan.

(b) Placing Agreements

(i) Grosse Pointe Placing Agreement

The Company has entered into a Placing Agreement dated 18 October 2002 with Grosse Pointe Mortgage and Financial Services ("GP"). Under the Agreement GP has agreed to subscribe for Ordinary Shares at the placing price as shall have an aggregate value of US$500,000. The placing price is the average mid-market price per Ordinary Share according to the Daily Official List of the London Stock Exchange over a sixty business day period from the date of Admission being not less than 75p per Ordinary Share and not greater than 90p per Ordinary Share. The Agreement is conditional upon the placing shares being admitted to trading on AIM on or before 31 January 2003 (or such later time or day as the Company and GP may agree). GP has undertaken with the Company that, save with the prior written consent of the Company, it will not deal in any way in any Ordinary Shares (including the placing shares) until the later of such time as the allotment of the placing shares to GP becomes unconditional and any inside information of which GP may be aware regarding the Company or the Group ceasing to be inside information.

(ii) A Kalpak US$500,000 Placing Agreement

The Company has entered into a Placing Agreement dated 18 October 2002 with Ara F. Kalpak ("AK"). Under the Agreement AK has agreed to subscribe for Ordinary Shares at the placing price as shall have an aggregate value of US$500,000. The placing price is the average mid-market price per Ordinary Share according to the Daily Official List of the London Stock Exchange over a sixty business day period from the date of Admission being not less than 75p per Ordinary Share and not greater than 90p per Ordinary Share. The Agreement is conditional upon the placing shares being admitted to trading on AIM on or before 31 January 2003 (or such later time or day as the Company and AK may agree). AK has undertaken with the Company that, save with the prior written consent of the Company, it will not deal in any way in any Ordinary Shares (including the placing shares) until the later of such time as the allotment of the placing shares to AK becomes unconditional and any inside information of which AK may be aware regarding the Company or the Group ceasing to be inside information.

(iii) A Kalpak US$1million Placing Agreement

The Company has entered into a Placing Agreement dated 18 October 2002 with Ara F. Kalpak ("AK"). Under the Agreement AK has agreed to subscribe for Ordinary Shares at the placing price as shall have an aggregate value of US$1 million. The placing price is the average mid-market price per Ordinary Share according to the Daily Official List of the London Stock Exchange over a sixty business day period from the date of Admission being not less than 75p per Ordinary Share and not greater than 90p per Ordinary Share. The Agreement is conditional upon the placing shares being admitted to trading on AIM on or before 31 January 2003 (or such later time or day as the Company and AK may agree). AK has undertaken with the Company that, save with the prior written consent of the Company, it will not deal in any way in any Ordinary Shares (including the placing shares) until the later of such time as the allotment of the placing shares to AK becomes unconditional and any inside information of which AK may be aware regarding the Company or the Group ceasing to be inside information.

(iv) American Plastic Processing Products Inc. Placing Agreement

The Company has entered into a Placing Agreement dated 18 October 2002 with American Plastic Processing Products Inc. ("APPP"). Under the Agreement APPP has agreed to subscribe for Ordinary Shares at the placing price as shall have an aggregate value of US$2 million. The placing price is the average mid-market price per Ordinary Share according to the Daily Official List of the London Stock Exchange over a sixty business day period from the date of Admission being not less than 75p per Ordinary Share and not greater than 90p per Ordinary Share. The Agreement is conditional upon the placing shares being admitted to trading on AIM on or before 31 January 2003 (or such later time or day as the Company and APPP may agree). APPP has undertaken with the Company that, save with the prior written consent of the Company, it will not deal in any way in any Ordinary Shares (including the placing shares) until the later of such time as the allotment of the placing shares to APPP becomes unconditional and any inside information of which APPP may be aware regarding the Company or the Group ceasing to be inside information.

(c) 3DM Technologies Inc. Acquisition

On 20 August 2001 and 5 November 2001 the Company entered into agreements with 3DM International Inc pursuant to which the Company acquired the 90 per cent. it did not already own of the share capital of 3DM Technologies Inc. The consideration comprised the issue of 24,584,797 Ordinary Shares and the Company's agreement to fund the repayment of a US$4 million debt due from 3DM Technologies Inc to 3DM International Inc. US$3,289,849 of this debt was satisfied by the issue to 3DM International of 4,560,800 Ordinary Shares in March 2002 and the balance of the debt was US$550,000 as at 17 October 2002. This debt is to be repaid at the rate of 75 per cent. of all funds raised by the Company or within six months of demand by 3DM International Inc., save that 3DM International Inc. has stated that it will not seek repayment of the balance until 12 months following admission to AIM.

Pursuant to the agreements it was agreed that all business relating to the supply of tyre sensors to the US automotive industry would be conducted through 3DM Technologies Inc. It was further agreed that 3DM Technologies would enter into a representation agreement with 3DM International under which International would receive 10 per cent. of all royalties earned and received by 3DM Technologies in any NAFTA territory; that prior to admission of the Ordinary Shares to AIM any stock or equivalent capital offering by the Company would be mutually agreed by the Company and 3DM International and that 3DM Technologies would enter into a research and development agreement with 3DM International whereby 3DM Technologies will have the first right of refusal for any and all new technologies developed by 3DM International following completion of the agreement at a cost not to exceed double 3DM International's direct cost of development.

(d) Lock-In Agreements

Each of the Directors and Mrs DiNello, wife of Mario DiNello, an employee shareholder, have entered into lock-in agreements dated 18 October 2002 with the Company, Grant Thornton and J M Finn. Pursuant to the lock-in agreements, the Directors and Mrs DiNello have each agreed with Grant Thornton, J M Finn and the Company not, without the consent of J M Finn, to dispose of the Ordinary Shares held by them for a period of 12 months from the date of Admission except in certain limited circumstances. The agreements also contain certain orderly market provisions which apply for a further period of 12 months after expiry of the 12 month lock-in period.

(e) Warrant Deeds

The J M Finn March Warrant, the J M Finn Warrant and the Ruegg Warrant.

(f) Transense

Agreements with Transense Technologies plc

On 13 December 2000 3DM Technologies, Inc. ("3DMTI") and Transense Technologies plc ("Transense") entered into a licence agreement ("the Transense Licence") under which Transense granted to 3DMTI a non-exclusive world-wide licence to make, have made and use products ("Products") that embody certain of Transense's know-how and patents. The licence runs from the date of the agreement until terminated by either party in accordance with the provisions of the agreement. Either party may also terminate the contract at any time in the case of default.

The licence is limited to a field of use that comprises systems attached to or incorporated into the wheels of automobiles, with certain limited exclusions.

3DMTI has paid the sum of £150,000 in respect of the grant of the licence and a royalty of 10 per cent., falling to 5 per cent., of the net selling price of Products.

Pursuant to a supplemental agreement dated 2 September 2002 between (1) Transense (2) 3DMTI and (3) the Company, the Company was substituted for 3DMTI as the licensee under the Transense Licence save that 3DMTI may continue to exercise the rights granted to it under the Transense Licence for as long as it remains a wholly-owned subsidiary of the Company and it was further agreed, *inter alia*, that for a two-year period, Transense would not grant a similar licence to any company or corporation whose primary business is wheel manufacture.

8. Working Capital

The Directors are of the opinion that, having made due and careful enquiry the working capital available to the Company will, from the time the Ordinary Shares are admitted to AIM, be sufficient for its present requirements (that is for at least the next twelve months from the date of Admission).

9. Litigation

There are no legal or arbitration proceedings (including, to the knowledge of the Directors, any such proceedings which are pending or threatened by or against any member of the Group) which may have or have had during the 12 months immediately preceding the date of this document a significant effect on the financial position of the Company.

10. Taxation

The comments in this section are intended as a general guide for the benefit of holders of shares as to their tax position under United Kingdom law and Inland Revenue practice as at the date of this document. Any shareholder who has any doubt as to his or her tax position or who is subject to tax in a jurisdiction other than the United Kingdom should consult a professional adviser without delay.

Taxation of Dividends

Under current United Kingdom legislation, no tax is required to be withheld from dividend payments by the Company. A Shareholder (other than a company) receiving a dividend from the Company also receives a tax credit in respect of the dividend of an amount equal to one ninth of the amount of the dividend which is 10 per cent. of the sum of the dividend and the tax credit. Generally, the liability to United Kingdom income tax is calculated on the sum of the dividend and the tax credit ("the dividend income"). Individual Shareholders whose income is within the starting rate or basic rate tax bands will be subject to income tax at the rate of 10 per cent. on their dividend income, so that such Shareholders will have no further liability to income tax on that dividend income. The higher rate of income tax is 32.5 per cent. in respect of dividend income. A higher rate tax payer may set the tax credit against his liability to income tax on the dividend income and will have further tax to pay of 22.5 per cent. of the dividend income. A Shareholder who is not liable to income tax on the dividend income (or any part of it) may not claim payment of the tax credit (or part of it) from the Inland Revenue, save where the dividend is paid on or before 5 April 2004 in respect of shares held in an "individual savings account" or Personal Equity Plan.

A United Kingdom resident corporate Shareholder is not normally liable to United Kingdom taxation on any dividend received. United Kingdom resident Shareholders (including authorised unit trusts and open-ended investment companies) and pension funds are not entitled to payment in cash of the tax credit.

Whether Shareholders who are resident for tax purposes in countries other than the United Kingdom are entitled to a payment from the Inland Revenue of a proportion of the tax credit in respect of dividends on their Shares depends in general upon the provisions of any double taxation convention or agreement which exists between such countries and the United Kingdom. In addition, individual Shareholders who are resident in countries other than the United Kingdom but who are Commonwealth citizens, nationals of member states of the European Economic Area or fall within certain other categories of person within Section 278 of the Income and Corporation Taxes Act 1988 are entitled to the entire tax credit which they may set against their total United Kingdom income tax liability or, in appropriate cases, reclaim in cash. Non-United Kingdom resident Shareholders should consult their own tax advisers on the possible application of such provisions and the procedure for claiming any relief or credit in respect of such tax credit in their own jurisdictions. However, in general, no cash payment will be recoverable from the Inland Revenue in respect of the tax credit.

Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

No stamp duty or SDRT will be payable on the issue of shares save that special rules apply to persons operating clearance services or depository receipt services.

A transfer or sale of shares will generally be subject to *ad valorem* stamp duty at the rate of 0.5 per cent. rounded up to the nearest multiple of £5 on the amount or value of the consideration paid by the purchaser. If an unconditional agreement for the transfer of such Shares is not completed by a duly stamped transfer to the transferee by the seventh day of the month following the month in which the agreement becomes unconditional, SDRT will be payable on the agreement at the rate of 0.5 per cent. of the amount or value of consideration paid. Liability to SDRT is generally that of the transferee. Where a purchase or transfer is

effected through a member of the London Stock Exchange or a qualified dealer, the said member or dealer will normally account for the SDRT.

When Shares are transferred to a CREST member who holds those shares in uncertificated form as a nominee for the transferor, no stamp duty or SDRT will generally be payable.

When Shares are transferred by a CREST member to the beneficial owner (on whose behalf it has held them as nominee), no stamp duty or SDRT will generally be payable.

Where a change in beneficial ownership of shares held in uncertificated form occurs and such change is for consideration in money or money's worth (whether the transferee will hold those shares in certificated or uncertificated form) a liability to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration will arise. This will generally be met by the new beneficial owner.

Enterprise Investment Scheme ("EIS")

In the opinion of the Directors and their Advisors the Company's current structure and activities are unlikely to enable it to meet the requirements of a qualifying company under EIS.

Inheritance Tax ("IHT") Relief

Unquoted ordinary shares in companies such as the Company ordinarily qualify for 100 per cent. IHT Business Property Relief provided that they have been held for two years prior to an event giving rise to a potential charge of IHT. Any shareholder who has any doubts as to his IHT position should consult a professional adviser, especially before making any gift or transfer of shares.

Venture Capital Trust ("VCT") Investors

The Company's current structure and activities may not enable it to meet the requirements of a qualifying company under VCT legislation. The Company has not obtained any assurances from the Inland Revenue that it fulfils the requirements for investments by VCT companies.

11. General

11.1 Save as disclosed in this document, there has been no significant change in the financial or trading position of the Company since 31 December 2001, being the date to which the last audited financial statements of the Company were published.

11.2 The total costs and expenses payable by the Company in connection with or incidental to Admission including registration and London Stock Exchange fees, printing, advertising and distribution costs, legal and accounting fees and expenses, are estimated to amount to approximately £220,000 (excluding VAT).

11.3 Solomon Hare have given and have not withdrawn their written consent to the issue of this document with the inclusion of their report and the references to such report and to their name in the form and context in which they are included and accept responsibility for such report and have not become aware, since the date of such report, of any matter affecting the validity of that report at that date.

11.4 Grant Thornton has given and has not withdrawn its written consent to the issue of this document with the references to its name in the form and context in which such reference are included.

11.5 J M Finn has given and has not withdrawn its written consent to the issue of this document with the references to its name in the form and context in which such references are included.

11.6 Save as disclosed in this document no person (excluding professional advisers otherwise disclosed in this document and trade suppliers) has:

11.6.1 received, directly or indirectly, from the Company within 12 months preceding the date of this document; or

11.6.2 entered into contractual arrangements (not otherwise disclosed in this document) to receive, directly or indirectly, from the Company on or after Admission any of the following:

(a) fees totalling £10,000 or more; or

(b) securities in the Company with a value of £10,000 or more calculated by reference to the Placing Price; or

(c) any other benefit with a value of £10,000 or more at the date of Admission

11.7 Save as disclosed in this document, no payment (including commissions) or other benefit has been or is to be paid or given to any promoter of the Company.

11.8 CREST is a paperless settlement procedure enabling securities to be evidenced otherwise than by a certificate and transferred otherwise than by written instrument. The Articles permit the holding and transfer of shares under CREST. The Company has applied for the Ordinary Shares to be admitted to CREST and it is expected that the Ordinary Shares will be so admitted, and accordingly enabled for settlement in CREST, as soon as practicable after Admission has occurred.

11.9 Other than the proposed application for Admission, the Ordinary Shares have not been admitted to dealings on any recognised investment exchange nor has any application for such admission been made, and there is not intended to be made any other arrangements for dealings in the Ordinary Shares on any such exchange.

11.10 The financial information set out in this document relating to the Company does not constitute statutory accounts within the meaning of Section 240 of this Act. The statutory accounts of the Company for the 15 months ended 31 December 1999 and the years ended 31 December 2000 and 2001 have been delivered to the Registrar of Companies. In respect of each of such accounts, the auditors gave unqualified reports and no statement under Section 237(2) or (3) of the Act was made.

11.11 Grant Thornton has been appointed nominated adviser to the Company and is regulated in the UK by the Financial Services Authority.

11.12 The Company's accounting reference date is 31 December.

11.13 Save as disclosed in this document, there are no patents or other intellectual property rights, licences or particular contracts which are, or may be, of fundamental importance to the business of the Group.

11.14 Save as disclosed in this document, there are no investments in progress which are significant.

11.15 Save as disclosed in this document, the Directors are not aware of any exceptional factors which have influenced the Group's recent activities.

11.16 Oxford Corporate Services Limited is owned as to 1 per cent. by Mr K Brooks, who is Chairman of the Company, and 99 per cent. by his wife, Mrs K Brooks.

12. Documents Available for Inspection

Copies of the following documents may be inspected at the offices of Charles Russell, 8-10 New Fetter Lane, London EC4A 1RS during usual business hours on any weekday (Saturday and public holidays excepted) for a period of 14 days following the date of this document:

12.1 the Memorandum and Articles of Association of the Company;

12.2 the audited accounts of the Company for the 15 months ended 31 December 1999 and the years ended 31 December 2000 and 2001, and the unaudited interim accounts for the six months ended 30 June 2002;

12.3 the report set out in Part 4;

12.4 the deeds of appointment of each of the Directors referred to in paragraph 5.5 above;

12.5 the rules of the Share Option Scheme referred to in paragraph 6.1 above;

12.6 the deed poll and conditions relating to the Warrants;

12.7 the material contracts referred to in paragraph 7 above; and

12.8 the written consents referred to in paragraph 11 above.

13. Availability of Prospectus

Copies of this document will be available to the public during normal business hours on any weekday (Saturdays and public holidays excepted) free of charge from the offices of Grant Thornton at Melton Street, Euston Square, London NW1 2EP and shall remain available for at least one month after the date of Admission.

Dated 18 October 2002

Printed by greenaways, a member of the ormolu group
London, Edinburgh, Leeds, Manchester, New York, Paris, Hong Kong, Singapore, Tokyo. S140102

Full Text Announcement

Company	3DM Worldwide PLC
TIDM	TDM
Headline	Issue of Equity
Released	15:24 30 Jan 2003
Number	8475G

3DM Worldwide Plc

3DM Worldwide plc ("the Company")

Ordinary Shares of 2.5 pence each

The Company announces that pursuant to placing agreements with parties as disclosed in its AIM admission document, the Company has issued 3,240,178 Ordinary Shares at a price of 75 pence per share.

Application has been made for these shares to be admitted to trading, and admission is expected to take place on 31January 2003.

END

3DM Worldwide plc (formerly Camco) - Acquisition Completed/Board Changes, etc.

3DM Worldwide plc (formerly Camco) Newstrack Announcements 15/01/2002

The board of 3DM Worldwide Plc is pleased to announce the completion of its acquisition of the entire share capital of 3DM Technologies Inc. in return for 24,584,797 new shares in 3DM Worldwide Plc to be allotted to the shareholders of 3DM International Inc. The shareholders of 3DM International Inc. have also been allotted 12,292,398 warrants on the same basis as to shareholders in October 2001. These shares are subject to a lock in until 5th May 2002.

Pursuant to earlier agreements the directors and management of 3DM Worldwide Plc have exercised options over 623,252 shares at an average price of 35p per share and a further 4,971,923 shares have been issued converting loans into equity at an average price of 45p.

An additional 60,000 shares have been issued at 80p a share in lieu of consultancy fees and 13,435 shares have been issued at 85.5p a share on conversion of an existing creditor balance.

A further 400,000 shares have been issued pursuant to the exercise of the warrants to date.

The total share capital is now 50,586,491 shares and the directors are interested in a total of 2,840,610 shares (5.6%).

The Company is pleased to announce the appointment of Michael J McClear JD CPA as Financial Director of the Company. Mike has several years post-qualification experience with PriceWaterhouseCoopers and Plante Moran, the leading Detroit accounting firm, followed by two years as Chief Financial Officer of a fast growing automotive supplier.

Mike has joined the group as Financial Director of 3DM Worldwide plc and Chief Financial Officer of the principal subsidiary, 3DM Technologies Inc.

The Company is also pleased to announce the appointment of William Lopshire as a non-executive Director. Bill is an internationally experienced American securities attorney.

The Company regrets to announce that due to ill health, Paul Bergne has resigned as Chairman with immediate effect. Mr Bill Widger, currently Managing Director, will take over as Chairman.

URL: http://www.ofex.com
SOURCE: Newstrack Service

Newsroom | New Admissions

3DM Worldwide

We are pleased to welcome 3DM Worldwide plc onto our AIM™ market. 3DM concentrates its r developing various processes and technologies that it can licence to customers.

3DM identifies new concepts with apparent strong commercial potential, makes an engineerinç assesses technical feasibility. Once it believes a new concept can be developed into a viable te company looks to form a prototype which, if appropriate, may form the basis of a patent appli

One example of 3DM's business model is the 3-dimensional moulding which facilitates the mar complex components or component sub-assemblies of differing materials in a single mould. Pr core technology is being prosecuted in a number of countries through the international patent

Number of new ordinary shares - 58,912,749
Opening price - 84.5p
Market capitalisation - 49,781,272.91
Number of ordinary shares in
Issue following admission - 58,912,749
Warrants:17,255,768
Opening price - £1
Market capitalisation - 17,255,768
Number of ordinary shares in issue following administration - 17,255,768

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the terms or nature of the proposals or the action you should take, you are recommended to seek you own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other professional adviser authorised under the Financial Services and Markets Act 2000.

IF YOU HAVE SOLD OR OTHERWISE TRANSFERRED all your Ordinary Shares in 3DM Worldwide Plc, please send this document, together with the accompanying form of proxy, as soon as possible to the purchaser or the transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for transmission to the purchaser or transferee.

3DM WORLDWIDE PLC

(Incorporated and registered in England with number 3443456)

2002 ANNUAL GENERAL MEETING

ORDINARY AND SPECIAL BUSINESS

and

NOTICE OF MEETING

Notice of an Annual General Meeting of the Company to be held on Monday 16 December 2002 at 10:30 a.m. at the offices of J.M. Finn & Co., Salisbury House, London Wall, London EC2M 5TA is set out at the end of this document. Please complete, sign and return the accompanying Form of Proxy in accordance with the instructions thereon as soon as possible and in any event so as to arrive at Capita IRG Plc, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TU not later than 10:30 a.m. on 14 December 2002.

3DM WORLDWIDE PLC
(Registered in England No 3443456)

Directors

Kenneth Williams Brooks (*Chairman*)
William Frank Widger (*Chief Executive*)
William John Lopshire (*Director*)

Registered Office

1 Des Roches Square
Witan Way
Witney
Oxfordshire
OX28 6BE

18 November 2002

To all Shareholders and, for information only, to all Warrantholders and Optionholders

Dear Sir or Madam,

2002 ANNUAL GENERAL MEETING

You will find enclosed with this letter a copy of the Company's report and accounts for the year ended 31 December 2001. This letter explains the business set out in the Notice convening the Company's Annual General Meeting for 16 December 2002 at 10:30 a.m. at the offices of J.M. Finn & Co. at Salisbury House, London Wall, London, EC2M 5TA which is contained on page 8 of this document.

Ordinary Business at the AGM

Resolution 1 - The Directors are required by law to present to the meeting the report of the Directors and the audited accounts of the Company for the year ended 31 December 2001.

Resolutions 2 and 3 - The Company is required to appoint auditors at each general meeting at which audited accounts are presented. These resolutions propose the re-appointment of the Company's existing auditors, Solomon Hare, and follow standard practice in giving authority to the Directors to fix their remuneration.

Special Business at the AGM

Resolution 4 – Authority to allot shares

Resolution 4 gives the Directors authority to allot up to 141,087,251 Ordinary Shares in the Company, representing all of the authorised but unissued share capital of the Company. The Directors do not have any present intention of exercising this authority other than in connection with the Company's share option scheme, share warrants and pursuant to placing agreements that the Company has entered into, but they consider it desirable that the specified amount of authorised but unissued and unreserved share capital is available for issue so that they can more readily take advantage of any possible opportunities that may

arise. Unless revoked, varied or extended this authority will expire five years from the date of passing of the resolution.

Resolution 5 – Disapplication of pre-emption rights

Resolution 5 empowers the Directors to allot equity shares for cash, without first offering them to existing shareholders in proportion to their holdings, in connection with a rights issue or open offer and otherwise up to a maximum nominal value of £220,923, which represents approximately 15 per cent of the Company's issued share capital. This authority will expire at the conclusion of next year's Annual General Meeting or 15 months after the passing of the resolution, whichever is the earlier. The Directors will also have authority to allot up to 18,505,768 Ordinary Shares pursuant to the exercise of warrant instruments in issue and in the exercise of any options granted to Directors and employees of the Group over up to 5,891,275 Ordinary Shares.

Resolution 6 – New Articles of Association

Resolution 6 is to adopt new Articles of Association of the Company to reflect current best practice with regard to corporate governance issues.

A summary of the proposed new Articles of Association is set out in the Appendix to this letter.

Resolution 7 - Authority for on-market purchase of warrants

The purpose of Resolution 7 is to authorise the Company to make purchases of Warrants to subscribe for up to 2,586,639 ordinary shares (being approximately 14.99 per cent of the Warrants) on the Alternative Investment Market of the London Stock Exchange plc. This proposal should not be taken as an indication that the Company will purchase warrants at any particular price or, indeed, at all, or to imply any opinion on the part of your Directors as to the market, or other, value of the Warrants or of the Company's ordinary shares. The Directors have no current intention to exercise the power to effect the purchase by the Company of its Warrants and in any event would only do so at price levels and in circumstances which they consider to be in the interests of the shareholders, after taking account of the group's overall financial position. The authority sought by Resolution 7 will expire at the conclusion of the Annual General Meeting of the Company to be held in 2003.

Action to be Taken

Shareholders will find enclosed a Form of Proxy for use at the Annual General Meeting. Whether or not you intend to be present at the meeting, you are requested to complete and return the Form of Proxy in accordance with the instructions thereon so as to arrive as soon as possible at Capita IRG Plc, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TU, but in any event so that it is received not later than 10:30 a.m. on 14 December 2002. The completion and return of a Form of Proxy will not preclude you from attending and voting in person at the meeting, if you so wish.

Recommendation

Your Directors are of the opinion that the proposals set out in the Notice of Annual General Meeting are in the best interests of both the Company and its shareholders as a whole. Accordingly, they strongly recommend you to vote in favour of the resolutions, as they intend to do in respect of their own beneficial shareholdings, which amount to approximately 3.47 per cent of the issued share capital of the Company.

Yours sincerely

K Brooks
Chairman

Appendix

The following is a description of the rights attaching to the Ordinary Shares of the Company based on the proposed new Articles of Association (the "Articles") and English law. This description does not purport to be complete and is qualified in its entirety by the full terms of the Articles.

(i) Voting

Subject to disenfranchisement in the event of (i) non-payment of calls or other monies due and payable in respect of Ordinary Shares or (ii) non-compliance with a statutory notice requiring disclosure as to beneficial ownership of Ordinary Shares, and, without prejudice to any special rights previously conferred and subject to any special terms as to voting upon which any shares may be issued or may for the time being be held and to any other provisions of the Articles, on a show of hands every shareholder who is present in person at a general meeting of the Company shall have one vote, and on a poll every shareholder who is present in person or by proxy shall have one vote for every Ordinary Share held.

(ii) Dividends

Subject to the Statutes (as defined in the Articles), the Company at a general meeting may declare dividends to be paid to shareholders according to their rights and interests in the profits available for distribution, but no dividend shall be declared in excess of the amount recommended by the Board. Except insofar as the rights attaching to, or the terms of, any Ordinary Share otherwise provide, all dividends shall be declared according to the amounts paid-up or credited as paid-up on the shares and apportioned and paid pro rata according to the amounts paid-up or credited as paid-up on the shares during any portion or portions of the period in respect of which the dividend is paid. Any dividend unclaimed after a period of 12 years from the date it became due for payment shall be forfeited and shall revert to the Company.

(iii) Distribution of assets on liquidation

On a winding-up, the liquidator may, with the sanction of an extraordinary resolution of the Company and subject to and in accordance with the Statutes, divide among the shareholders in specie or kind the whole or any part of the assets of the Company, subject to the rights of any shares which may be issued with special rights or privileges.

(iv) Transferability of Ordinary Shares

All transfers of Ordinary Shares which are in certificated form may be effected by transfer in writing in any usual or common form in any other form acceptable to the Board. The instrument of transfer shall be executed by or on behalf of the transferor and (except in the case of fully-paid shares) by or on

behalf of the transferee. All transfers of Ordinary Shares which are in uncertificated form may be effected by means of a relevant system.

The Directors may, in the case of shares in certificated form, in their absolute discretion and without assigning any reason therefor refuse to register any transfer of shares (not being fully-paid shares), provided that any such refusal does not prevent dealings in partly-paid shares from taking place on an open and proper basis. In addition, the Directors may refuse to register a transfer of shares (whether fully-paid or not) in favour of more than four persons jointly or made to or by an infant or patient within the meaning of the Mental Health Act 1983.

The Directors may decline to recognise any instrument of transfer relating to shares in certificated form unless the instrument of transfer is duly stamped, is in respect of only one class of share and is lodged at the Transfer Office accompanied by the relevant share certificate(s) and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer.

(v) Variation of rights

Subject to the Statutes, the special rights attached to any class of shares for the time being issued may from time to time (whether or not the Company is being wound-up) be altered or abrogated with the written consent of the holders of three-fourths in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of the issued shares of that class at which a quorum of two or more persons holding or representing by proxy not less than one-third of the issued shares of that class (or in the case of an adjourned meeting such quorum as is specified by the Articles) is present. The special rights conferred upon the holders of any shares or class of share shall not, unless otherwise expressly provided in the rights attaching to the terms of issue of such shares, be deemed to be altered by the creation or issue of further shares ranking pari passu therewith or the purchase by the Company of any of its own shares.

(vi) Changes in capital

Subject to the provisions of the Statutes and to any special rights conferred on the holders of any shares or class of shares, the Company may issue redeemable shares. Subject to the provisions of the Statutes and to any special rights previously conferred on the holders of any existing shares, any share may be issued with such special rights or such restrictions as the Company may determine by ordinary resolution. The Company may by ordinary resolution increase its share capital, consolidate and divide its share capital into shares of a larger amount, sub-divide its share capital into shares of a smaller amount (subject to the provisions of the Statutes) and cancel any shares which have not been taken or agreed to be taken by any person and diminish the amount of its authorised share capital by the amount of the shares so cancelled.

Subject to the provisions of the Statutes, the Company may reduce share capital, any capital redemption reserve and any share premium account in any manner. The Company may also, subject to the requirements of the Statutes, purchase its own shares.

(vii) Untraced Shareholders

Subject to various notice requirements, the Company may sell any shares of a member or person entitled thereto who is untraceable, if during a period of 12 years, at least three dividends in respect of the shares in question have become payable and the cheques or warrants for all amounts payable to such member or person in respect of his shares have remained uncashed or mandated dividend payments have failed and the Company has received no indication of the existence of such member or person. The net proceeds of sale shall belong to the Company but the member or person who had been entitled to the shares shall become a creditor of the Company in respect of those proceeds.

(viii) Non-UK Shareholders

There are no limitations on the Articles on the rights of non-UK shareholders to hold, or exercise voting rights attaching to, Ordinary Shares. However, no shareholder is entitled to receive notices from the Company, including notices of general meetings, unless he has given an address in the UK to the Company to which such notices may be sent.

(ix) Sanctions on Shareholders

A holder of Ordinary Shares loses his rights to vote in respect of Ordinary Shares if and for so long as he or any other person appearing to be interested in those shares fails to comply with a request by the Company under the Act requiring him to give particulars of any interest in those Ordinary Shares within 14 days. In the case of shareholdings representing 0.25% or more, in nominal amount, of the share capital of the company then in issue, or any class thereof, the sanctions which may be applied by the Company include not only disenfranchisement but also the withholding of the right to receive payment of dividends and other monies payable on, and restrictions on transfers of, the Ordinary Shares concerned.

(b) Directors

The Directors (other than those holding executive office with the Company or any subsidiary of the Company) shall be paid by way of fees for their services at such rate and in such proportion as the Board may resolve, a sum not exceeding an aggregate of £150,000 per annum (or such larger amount as the Company may by ordinary resolution determine) or, in the case of such Directors who are resident outside the UK, such extra remuneration as the Board may determine. Any Director who holds executive office or who performs duties outside the ordinary duties of a Director, may be paid such remuneration or extra remuneration by way of salary, commission or otherwise as the Board may determine.

The Directors shall also be paid all reasonable expenses properly incurred by them in attending meetings of the Company or of the Board or otherwise in connection with the business of the Company.

A Director who is in any way, whether directly or indirectly, interested in any contract or proposed contract with the Company shall declare the nature of his interest in accordance with the Statutes.

A Director shall not vote, and shall not be counted in a quorum, in respect of any contract, arrangements or proposal in which he has an interest which (together with any interest of any person connected with him) is to his knowledge a material interest (otherwise than by virtue of shares or debentures or other securities of or otherwise through the Company), except that this prohibition shall not apply to:-

(i) The giving of any security, guarantee or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or the benefit of the Company or any of its subsidiaries;

(ii) The giving of any security, guarantee or indemnity in respect of a debt or obligation of the Company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee or indemnity or by the giving of security;

(iii) Any contract or arrangement by a Director to participate in the underwriting or sub-underwriting of any offer of shares, debentures or other securities of the Company or any of its subsidiaries for subscription, purchase or exchange;

(iv) Any contract or arrangement concerning any other company in which the Director and any persons connected with him do not to his knowledge hold an interest in shares (as that term is used in sections 198 to 211 of the Act) representing 1% or more of either any class of the equity share capital, or the voting rights, in such company. For the purpose of this paragraph, there shall be disregarded any shares held by a Director as bare or custodian trustee and in which he has no beneficial interest, any shares comprised in a trust in which the Director's interest is in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director is interested only as a unit holder;

(v) Any arrangement for the benefit of employees of the Company or any of its subsidiaries which does not award him any privilege or benefit not generally awarded to the employees to whom such arrangement relates;

(vi) Any proposal concerning any insurance which the Company is empowered to purchase and/or maintain for or for the benefit of inter alia any Directors of the Company.

Subject to the provisions of the Statutes, and provided that he had disclosed to the Board the nature and extent of any material interest of his, a Director notwithstanding his office may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested, may be a director

or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested and shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit. Any Director may act by himself or by his firm in any professional capacity (other than auditor) and he or his firm shall be entitled to remuneration as if he were not a Director.

The provisions of Section 293 of the Act as to the retirement of Directors on reaching 70 apply to the Company.

The Directors are not required to hold qualification shares.

At each annual general meeting of the Company one-third (or the nearest number to one-third) of the Directors shall retire from office by rotation. The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot. In addition, any Director who would not otherwise be required to retire shall retire by rotation at every third Annual General Meeting after his last appointment or re-appointment. A retiring Director shall be eligible for re-election. The Company may from time to time by ordinary resolution appoint any person to be a Director. The Directors may also from time to time appoint one or more Directors but any Director so appointed shall retire at or at the end of the next annual general meeting of the Company but shall then be eligible for re-election and any Director who so retires shall not be taken into account in determining the number of Directors who are to retire by rotation at such meeting.

The Board may from time to time appoint one or more Directors to be the holder of any executive office for such period and on such terms as it decides.

(c) Borrowing Powers

The Articles provide that the aggregate principal amount from time to time remaining undischarged of all moneys borrowed by the Company (exclusive of intra-group borrowings) shall not, without the previous sanction of an ordinary resolution of the Company, exceed the higher of £5million and 3 times the aggregate of the issued share capital and reserves of the Company adjusted in the manner set out in the Articles.

NOTICE OF ANNUAL GENERAL MEETING

3DM WORLDWIDE PLC

Notice is hereby given that the Annual General Meeting of 3DM Worldwide plc (the "Company") will be held at the offices of J.M. Finn & Co., Salisbury House, London Wall, London, EC2M 5TA on Monday 16 December 2002 at 10:30 a.m. for the purpose of considering and, if thought fit, passing resolutions numbered 1 to 4 (inclusive) as Ordinary Resolutions and resolutions numbered 5 to 7 (inclusive) as Special Resolutions:

Ordinary Business

1 To receive and adopt the report of the Directors and the audited accounts of the Company for the year ended 31 December 2001.

2 To re-appoint Messrs Solomon Hare as auditors of the Company.

3 To authorise the Directors to fix the remuneration of the auditors.

As special business to consider and, if thought fit, pass the following resolutions:

Ordinary Resolution

4 That the Directors be and are generally and unconditionally authorised in accordance with section 80 of the Companies Act 1985 ("the Act") to exercise all the powers of the Company to allot relevant securities (as defined in section 80(2) of the Act) provided that:

(a) this authority shall be in substitution for any equivalent authority which may have been given to the Directors prior to the date of the passing of this resolution;

(b) this authority shall be limited to the allotment of relevant securities up to an aggregate nominal value of £3,527,181.28;

(c) unless previously revoked, varied or extended, this authority shall expire five years after the date of the passing of this resolution, except that the Company may at any time before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such an offer or agreement as if this authority had not expired; and

(d) in relation to the grant of any right to subscribe for, or convert any security into, shares in the Company, the reference in this resolution to the maximum amount of relevant securities that may be allotted is to the maximum amount of shares which may be allotted pursuant to such right.

Special Resolution

5 That the Directors be and are empowered pursuant to section 95 of the Act and pursuant to the authority conferred by resolution 4 above to allot equity securities (as defined in section 94(2) of the Act) for cash as if section 89(1) of the Act did not apply to such allotment provided that:

(a) this power shall be limited to:

(i) the allotment of equity securities in connection with an invitation or offer of equity securities to holders of ordinary shares in proportion to their respective holdings of such shares or in accordance with the rights attached to such shares but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any regulatory body or any stock exchange in, any territory;

(ii) the allotment and issue of up to 18,505,768 Ordinary Shares pursuant to outstanding warrants to subscribe for Ordinary Shares;

(iii) the allotment and issue of up to 5,891,275 Ordinary Shares (representing 10% of the issued ordinary share capital of the Company) pursuant to options to be granted to directors and employees of the Group; and

(iv) the allotment, otherwise than pursuant to paragraphs (i) to (iii) above, of equity securities up to an aggregate nominal amount of £220,923;

(b) unless previously revoked, varied or extended, this power shall expire on the earlier of the conclusion of the next Annual General Meeting of the Company and the date falling 15 months after the date of the passing of this resolution except that the Company may before the expiry of this power make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if this power had not expired;

(c) in this resolution the nominal amount of any securities should be taken to be, in the case of a right to subscribe for or convert any securities into shares of the Company, the nominal amount of the shares which may be allotted pursuant to such right.

6 That the regulations produced to the meeting and initialled by the Chairman for the purpose of identification be hereby adopted as the Articles of Association of the Company in substitution for the existing Articles of Association.

7 That the Company is generally and unconditionally authorised to make market purchases (within the meaning of Section 163 of the Companies Act 1985) of warrants to subscribe for ordinary shares of 2.5p each in the capital of the Company ("Warrants") provided that:-

(a) the maximum number of Warrants that may be purchased pursuant to this authority is 2,586,639;

(b) the maximum price which may be paid for a Warrant purchased pursuant to this authority is an amount equal to 105% of the average of the middle market quotations for a Warrant as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the date upon which the Warrant is contracted to be purchased; and

(c) this authority, unless previously renewed, shall expire at the conclusion of the next Annual General Meeting of the Company in 2003 but a contract of purchase may be made before such expiry which will or may be executed wholly or partly thereafter, and a purchase of Warrants may be made in pursuance of any such contract.

BY ORDER OF THE BOARD
Oxford Corporate Services Ltd.
Secretary
18 November 2002

REGISTERED OFFICE
1 Des Roches Square
Witney
Oxfordshire
0X8 6BE

Notes

1 Any member of the Company who is entitled to attend and vote at the meeting may appoint one or more proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2 To be effective, a form of proxy must be lodged, duly completed and signed, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, at the offices of the Registrars, Capita IRG Plc, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TU not less than 48 hours before the time fixed for the meeting or any adjournment thereof. A form of proxy is enclosed with this notice.

3 The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that members registered in the register of members of the Company as at 10:30 a.m. on 14 December 2002 should be entitled to attend and vote, whether in person or by proxy, at the Annual General Meeting, in respect of the number of Ordinary Shares registered in their name at that time. Changes to entries in the register of members after 10:30 a.m. on 14 December 2002 shall be disregarded in determining the rights of any person to attend and vote at the Annual General Meeting.

4 In the case of a corporation, a form of proxy must be executed under its common seal or signed on its behalf by a duly authorised attorney or duly authorised officer of the corporation.

5 In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other registered holder(s) and, for this purpose, seniority will be determined by the order in which the names stand in the register of members in respect of the joint holding.

6 Appointment of a proxy will not preclude a member from attending the meeting and voting in person at the meeting if they so wish.

7 A copy of the Company's existing Articles of Association, together with a copy of the proposed new Articles of Association, will be available for inspection at the registered office during normal business hours (public holidays excepted) from the date of this notice until the date of the meeting and at the place of the meeting from 10:30 a.m. until its conclusion.

3DM WORLDWIDE PLC
Form of Proxy - Annual General Meeting

To be used by holders of ordinary shares of 3DM Worldwide plc ("the Company") in connection with the Annual General Meeting of the Company to be held at J.M. Finn & Co., Salisbury House, London Wall, London EC2M 5TA on Monday 16 December 2002 at 10:30 a.m.

I/We ______________________________
(Please use block letters)
of ______________________________

____

being (a) holder(s) of ordinary shares of the Company hereby appoint the Chairman of the Meeting or (see note 1)
of ______________________________

____

as my/our Proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on 16 December 2002 at 10:30 a.m. and at any adjournment thereof.

I/We hereby authorise and instruct my/our Proxy to vote on the resolutions to be proposed at such meeting as indicated by the marking of an "X" in the boxes below. Unless otherwise directed, the Proxy will vote or abstain from voting as he or she thinks fit. Should any resolutions, other than those specified, be proposed at the meeting, the Proxy may vote thereon as the Proxy thinks fit.

ORDINARY BUSINESS		
Ordinary Resolutions	**For**	**Against**
1. To receive and adopt the Report and Accounts		
2. To re-appoint Messrs Solomon Hare as auditors		
3. To authorise the Directors to fix the remuneration of the auditors		
SPECIAL BUSINESS		
Ordinary Resolution	**For**	**Against**
4. To authorise the Directors to allot shares		
Special Resolution	**For**	**Against**
5. To disapply pre-emption rights		
6. To adopt new Articles of Association		
7. To authorise the Directors to make market purchases of the Company's Warrants		

Signature ______________________ Dated this ______________ 2002

NOTES

1 Any member entitled to attend and vote at the meeting may appoint one or more proxies of his/her choice to attend and, on a poll, to vote instead of him/her, in which case, he/she should delete the reference to the Chairman of the meeting and insert the name(s) and address(es) of the person(s) appointed in the space provided. Any alteration to the form of proxy should be initialled.

2 A proxy need not be a member of the Company, but must attend in person to represent the member.

3 To be effective, this form of proxy must be lodged, duly completed and signed, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, at the offices of the Registrars, Capita IRG Plc, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TU not less than 48 hours before the time fixed for the meeting or any adjournment thereof.

4 The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that members registered in the register of members of the Company as at 10:30 a.m. on 14 December 2002 shall be entitled to attend and vote, whether by person or by proxy, at the Annual General Meeting, in respect of the number of ordinary shares registered in their name at that time. Changes to entries in the register of members after 10:30 a.m. on 14 December 2002 shall be disregarded in determining the rights of any person to attend and vote at the Annual General Meeting.

5 An instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney or, if the appointor is a corporation, either under its seal or under the hand of an officer, attorney or other person authorised to sign it.

6 In the case of joint holders, the vote of the senior who tenders a vote whether in person or by proxy, will be accepted to the exclusion of the votes of the other registered holder(s) and, for this purpose, seniority will be determined by the order in which the names stand in the register of members in respect of the joint holding.

7 Completion of a form of proxy does not preclude a member from attending and voting at the meeting in person should he/she so wish.

Third fold and tuck in

AFFIX
POSTAGE
HERE

First fold

Capita IRG Plc
Bourne House
34 Beckenham Road
BECKENHAM
Kent BR3 4TU

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Third fold and tuck in

AFFIX
POSTAGE
HERE

First fold

Capita IRG Plc
Bourne House
34 Beckenham Road
BECKENHAM
Kent BR3 4TU

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RNS Number:1493F
3DM Worldwide PLC
16 December 2002

Press Release 16 December 2002

3DM Worldwide plc ("3DM" or "the Company")

Result of annual general meeting ("AGM")

At 10.30 this morning, the Company held its AGM, and the directors are pleased to report that all resolutions were passed, including a resolution to adopt the new articles of association referred to in the Company's AIM admission document dated 18 October 2002. In addition, shareholders voted to give the directors of 3DM ("the Directors") authority to make on-market purchases of Warrants to subscribe for up to 2,586,639 Ordinary Shares (being approximately 14.99 per cent of the Warrants in issue at this time). Following the conclusion of the AGM, 3DM's chairman, Ken Brooks, made the following statement.

"The Company stated in its AIM admission document that the Company 's US subsidiary, 3DM Technologies Inc, proposed to seek a listing on NASDAQ. This was intended to be achieved by acquiring control of an existing reporting company under the US Securities and Exchange Act 1934 in connection with a fundraising, and in consequence the Company's interest in 3DM Technologies Inc would be reduced to between 90 and 95 per cent.

"Following further detailed consideration of the costs and effects of a NASDAQ listing, the Directors have concluded that the benefits which are sought, principally the opening up of the Company's shareholder base to a larger number of US citizens, would be achieved more effectively for the time being by creating and listing American Depository Receipts ("ADRs") on a US stock exchange.

"Accordingly, we have now commenced the process of establishing ADRs. We anticipate that the process will be completed within approximately two months and I look forward to advising you of further progress in this regard in the near future."

\- Ends -

For further information:

3DM Worldwide PLC

Ken Brooks, Chairman Tel: +44 (0) 1993 702 491
kenb@3dmworldwide.com www.3dmworldwide.com

Media enquiries:

Bankside Consultants Limited Tel: +44 (0) 20 7444 4140
Henry Harrison-Topham / Ariane Vacher
ariane.vacher@bankside.com www.bankside.com

The company news service from the London Stock Exchange

END

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